2.4


06016319

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Photo Film Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME AUG 2 8 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 00078 FISCAL YEAR 3-31-06

** Complete for initial submissions only ** Please note name and address changes*

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DAT : 8/24/06

082-00078


FUJIFILM

RECEIVED

2006 AUG 24 P 12:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A-1

3-31-06
AR/S

Fuji Photo Film Co Ltd

Annual Report 2006

Fujifilm Corporate Philosophy

We will use leading-edge, proprietary technologies to provide top-quality products and services that contribute to the advancement of culture, science, technology and industry, as well as improved health and environmental protection in society. Our overarching aim is to help enhance the quality of life of people worldwide.

Fujifilm views the present as a period of its "Second Foundation."
We are breaking away from a business structure centered on photosensitive materials to rebuild anew our structure for the future.
To guide our efforts we have adopted a new corporate philosophy statement.
Inspired by this new philosophy, we will create new value rooted in our leading-edge, proprietary technologies, as we seek to continue delivering products and services of the highest quality that satisfy customers and in which they can place their absolute trust—for we see our mission as making a telling contribution to the realization of a more prosperous society.

CONTENTS



FUJIFILM Review of Operations

Forward-looking statements such as those relating to earnings forecasts and other projections contained in this annual report are management's current assumptions and beliefs based on information available at the time. Such forward-looking statements are subject to a number of risks, uncertainties and other factors. Accordingly, actual results may differ materially from those projected due to various factors. This annual report is not provided for the purpose of soliciting investment. Investment decisions are made at the discretion of, and are the responsibility of, the user of the information contained herein.

Cover: Storm over Amazonian rain forest, Amazonas/Brazil
Contents: Amazon River near Tefe, Amazonas/Brazil
Photographed by Yann Arthus-Bertrand

Fuji Photo Film Co., Ltd. and Subsidiaries

Year ended March 31

	2006	2005	2004	2006
	(Millions of yen, except per share figures)			(Thousands of U.S. dollars, except per share figures) (Note 1)
Revenue	**¥ 2,667,495**	¥2,527,374	¥2,566,725	**$ 22,799,103**
Operating income (Note 2)	**70,436**	164,442	184,900	**602,017**
Income before income taxes	**79,615**	162,346	164,948	**680,470**
Net income	**37,016**	84,500	82,317	**316,376**
Per share of common stock (¥/$):				
Net income (Note 3)	**¥ 72.65**	¥ 164.78	¥ 160.38	**$ 0.62**
Cash dividends	**25.00**	25.00	25.00	**0.21**
Research and development expenses	**¥ 182,154**	¥ 168,017	¥ 173,323	**$ 1,556,872**
Capital expenditure	**179,808**	157,420	160,740	**1,536,821**
Depreciation (Note 4)	**156,928**	130,360	124,634	**1,341,265**
Total assets at year-end	**3,027,491**	2,983,457	3,023,509	**25,875,991**
Total shareholders' equity at year-end	**1,963,497**	1,849,102	1,749,882	**16,782,026**
Number of employees at year-end	**75,845**	75,638	73,164	

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥117=US$1, the exchange rate prevailing on March 31, 2006.
2. Operating income for the fiscal year ended March 31, 2006 is affected by structural reform expenses of ¥86,043 million.
3. The computation of net income per share is based on the average number of shares outstanding during each year.
4. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.


Revenue
(Billions of yen)
2,407.5
2,511.9
2,566.7
2,527.3
2,667.4
'02
'03
'04
'05
'06
Net Income
(Billions of yen)
81.3
48.5
82.3
84.5
37.0
'02
'03
'04
'05
'06
Net Income per Share of Common Stock
(Yen)
158.05
94.51
160.38
164.78
72.65
'02
'03
'04
'05
'06

Operating Segments Revenue

(Millions of yen/Thousands of U.S. dollars (Note 1))

	2006	2005	2004	2006
Imaging Solutions	**¥ 689,458**	¥ 742,993	¥ 815,527	**$ 5,892,803**
Information Solutions	**877,366**	768,680	755,159	**7,498,855**
Document Solutions	**1,100,671**	1,015,701	996,039	**9,407,445**
Consolidated total	**¥ 2,667,495**	¥ 2,527,374	¥ 2,566,725	**$ 22,799,103**

Domestic and Overseas Revenue

(Millions of yen/Thousands of U.S. dollars (Note 1))

		2006	2005	2004	2006
Domestic		**¥ 1,329,284**	¥ 1,311,893	¥ 1,336,015	**$ 11,361,402**
Overseas	The Americas	**558,702**	515,169	541,982	**4,775,231**
	Europe	**375,516**	349,903	376,006	**3,209,538**
	Asia and others	**403,993**	350,409	312,722	**3,452,932**
	Subtotal	**¥ 1,338,211**	¥ 1,215,481	¥ 1,230,710	**$ 11,437,701**
Consolidated total		**¥ 2,667,495**	¥ 2,527,374	¥ 2,566,725	**$ 22,799,103**

Proportion of Revenue from Operating Segments
'06


Document Solutions
41.3%
25.8%
Imaging Solutions
32.9%
Information Solutions

Proportion of Revenue from Domestic and Overseas
'06


Asia and others
15.2%
Domestic
Europe
14.1%
49.8%
20.9%
The Americas

Toward a "Second Foundation"

Consolidated revenue in the fiscal year ended March 31, 2006, rose ¥140.1 billion, or 5.5%, over the previous year to ¥2,667.4 billion ($22,799 million). This was a record top-line result for Fujifilm and reflected several factors, including a large increase in sales in the rapidly growing Information Solutions segment. Growth in the Document Solutions segment, particularly in respect of strong-selling digital multifunction devices in both Japan and overseas markets, also contributed to the higher revenue.

Flat panel display (FPD) materials, which remain in strong demand, posted growth of 35% year on year, while graphic arts and electronic materials converted a broader scope of operations into steady sales growth. The medical imaging field as well boasted particularly high sales growth, paced by sales of the SYNAPSE medical-use picture archiving and communications system and digital endoscopes. In the optical device business, sales of camera phone lens units increased. Growth in these and other businesses lifted revenue in the Information Solutions segment by more than ¥100.0 billion. Having made substantial investments in plant and equipment, R&D and M&A transactions in these businesses in recent years, we are now starting to reap the results. These businesses are emerging as major growth engines, contributing to steady expansion in the scope of operations and size of our business.

On the earnings front, however, we posted operating income of ¥70.4 billion ($602 million), down 57.2% year on year, the result of a ¥86.0 billion charge related to the acceleration of sweeping structural reforms targeting mainly the Imaging Solutions segment. In line with this result, income before income taxes dropped 51.0% to ¥79.6 billion ($680 million) and net income fell 56.2% to ¥37.0 billion ($316 million). Premised on expectations for falling demand for color film and certain other products, our structural reforms have progressed on a global level to revamp all business processes, from R&D and the production framework to marketing and distribution. With a total of ¥165.0 billion earmarked for structural reform expenses over the two-year period to the end of March 2007, we expect to also recognize ¥79.0 billion in structural reform expenses in the current fiscal year. In the fiscal year ending March 2007, we will complete our reforms as we realign our business structure to generate consistent profits in the Imaging Solutions segment in the years ahead. As we advance these reforms, we will continue to invest at the right time in plant and equipment, R&D and M&A transactions; investments will focus on the fast-growing Information Solutions segment, mainly the FPD materials business and the Document Solutions segment. We aim to drive further expansion in these growth businesses to achieve record operating income of ¥200.0 billion in the fiscal year ending March 2008.

We also intend to continue making investments of a high level in R&D and M&As to create new businesses that will power our next stage of growth. To conduct cutting-edge research and develop core technologies, which will underpin new businesses and products, in April this year, we established the FUJIFILM Advanced Research Laboratories. This is just one action we have taken to bolster our research framework. In tandem with these efforts, we are determined to strengthen consolidated management of the Fujifilm Group further. To enhance our ability to devise strategy for the whole group, optimally allocate resources and expand collaboration among group members, we have decided to shift to a new group management structure centered on FUJIFILM Holdings Corporation, as the holding company of the Fujifilm Group, on October 1 this year.

Viewing the present as a period of Second Foundation for the company, we have incorporated these key issues in a reformulated medium-term management plan, VISION75 (2006). Guided by this plan, we are aiming to quickly bring about a V-shaped recovery and put Fujifilm onto a higher growth trajectory and raise the corporate value.

In conclusion, I would like to express my sincere appreciation to our shareholders, customers and other stakeholders for their support and guidance. Please continue to support Fujifilm as we strive to achieve our goals.

July 2006



Shigetaka Komori
President and Chief Executive Officer



Shigetaka Komori,
President and Chief Executive Officer

Features

Toward a "Second Foundation"

Strategies in the VISION75 (2006) Medium-term Management Plan

Fujifilm formulated the VISION75 medium-term management plan in 2004 and has undertaken various measures aimed at its realization. However, as the market environment in which we operate has changed drastically, we reformulated the plan in April 2006 as the VISION75 (2006) medium-term management plan to respond to these changes. While focusing on three fundamental strategies—"building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management"—we will establish a new growth path by implementing fundamental structural reforms in the imaging field and expanding existing growing businesses and new businesses through the concentration of our management resources.

Fundamental Strategies of the VISION75 Medium-term Management Plan



Building New Growth Strategies
Further Motivate Employees and Enhance Skills
Implementing Comprehensive Structural Reforms at All Management Levels
Enhancing Consolidated Management



「VISION75 (2006)」 Medium-term

Priority Business Subjects

- ○ Intensive implementation of fundamental structural reforms centered on the imaging field and sharp performance improvement from the fiscal year ending March 31, 2008.
- ○ Promoting strategic growth in priority business fields, including highly functional materials (flat panel display (FPD) materials, electronic materials, and inkjet materials, etc.), medical imaging/life science, graphic arts, documents, and optical devices.

Revenue

Operating Income

Structural Reforms

Decisive Implementation of Fundamental Structural Reforms in Imaging Field

Intensive Structural Reforms

Management Plan

- Tightening the focus of R&D investment to rapidly create new businesses and products that will play a leading role in the future.
- Using shift to a holding company structure to further strengthen consolidated management system and emphasize overall optimization and thereby maximize the value of the Fujifilm Group.

Toward a "Second Foundation"

Growth Strategy


Highly Functional Materials
FPD Materials, Electronic Materials, Inkjet Materials
Medical Imaging/ Life Science
Capital Expenditure
Optical Devices
R&D Investment
M&As
Graphic Arts
Documents

Priority Business Fields

Sharp Performance Improvement


Revenue (billions of yen)
Operating Income (billions of yen)
Toward a new growth path
3,500
3,000
2,500
2,000
1,500
1,000
500
0
350
300
250
200
150
100
50
0
2,667.4
2,740.0
2,850.0
3,150.0
70.4
80.0
200.0
250.0
2.6%
2.9%
7.0%
7.9%
Ratio of Operating Income to Revenue
2006 (actual)
2007 (forecast)
2008 (plan)
2010 (plan)

Year ended/ending March 31

Feature 1 Growth Strategy

Fujifilm has positioned highly functional materials, medical imaging and life science, graphic arts, documents, and optical devices as priority business fields. By concentrating resources in these fields, we will promote the sustained development of growing businesses and foster new businesses.

To promote growth strategies relating to priority fields, we will focus on the following three key points:

- **Timely capital investments in rapidly growing fields**
- **Proactive M&A initiatives centered on such new business fields as life science**
- **High levels of R&D investment to create highly distinctive new technologies and products**

Highly Functional Materials

Flat Panel Display (FPD) Materials

The liquid-crystal display (LCD) market, including LCD televisions, is expanding rapidly. Underpinned by burgeoning demand, Fujifilm's LCD materials such as FUJITAC and WV Film are achieving steady sales growth. Fujifilm has global market shares of just over 80% in FUJITAC and 100% in WV Film.

To respond to this growing demand, Fujifilm intends to make substantial capital investments to boost production capacity. In the case of FUJITAC, we have brought forward our initial plans. By investing about ¥70.0 billion at FUJIFILM Kyushu Co., Ltd., we aim to build a second and third plant to raise annual output to 580 million m^2 in August 2008.

While making these capital investments, we aim to maintain and expand a high-growth, high-earnings business structure in core businesses. This will be achieved by implementing four key measures:

(1) making WV Film the de facto standard for conventional notebook PCs and LCD PC monitors;
(2) promoting the increased incorporation of WV Film in LCD televisions, an expanding market, and developing and providing optimal value-added materials and components for all modes, including Vertical Alignment (VA) and In-plane Switching (IPS);
(3) expanding the color filter materials business by increasing sales of Color Mosaic and Transer film;
(4) fully entering the plasma display materials sector, starting with electromagnetic radiation shielding film

Increase in LCD Area



(millions m²/year)
70
60
50
40
30
20
10
0
'04
'05
'06
'07
'08
'09
(FujiFilm estimates)
Car navigation systems, camcorders
Mobile phones
TVs
PC monitors
Notebook PCs

FUJITAC Production Capacity



(millions m²/year)
280
330
380
430
480
530
580
0
12/05
10/06
2/07
8/07
12/07
4/08
8/08
FUJIFILM Kyushu Co., Ltd.
No. 1 plant online
No. 2 plant online
No. 3 plant online



FUJIFILM Kyushu Co., Ltd.
Subsidiary FUJIFILM Kyushu Co., Ltd. manufactures FUJITAC protective film for polarizers, which is indispensable in LCDs. This company is moving quickly to build new production lines.

Electronic Materials

Fujifilm has been conducting its electronic materials business since 1983, centered on the manufacture and sale of photoresist, an essential material in semiconductor manufacturing. Recently, Fujifilm's highly functional materials technology is increasingly coming into its own in semiconductor manufacturing processes, where finer design rules and multilayering are key trends. To further expand the electronic materials business by seizing this business opportunity, we are strengthening our global manufacturing and sales network. In China, in particular, where rapid market growth is projected, we initiated local production of various developers for semiconductors in May 2006 as a first step.

In November 2005, Fujifilm purchased a 50% equity stake in U.S.-based Planar Solutions, LLC, which possesses semiconductor CMP (Chemical Mechanical Planarization) slurry technology with world-leading performance. We aim to expand this business domain by fully entering the semiconductor slurry business, which is forecast to grow substantially.

Furthermore, we intend to strengthen contact with leading-edge semiconductor manufacturers to establish core technologies such as next-generation ArF positive resist, and acquire a top share of the ArF positive resist market. In addition, we will grow our market share of color resists for image sensors as well as enhance our market position in new semiconductor material fields such as CMP slurry and ultra Low-k. Our aim is sales of ¥60.0 billion in this field in the fiscal year ending March 31, 2009.

Inkjet Materials

In February 2006, Fujifilm acquired the inkjet business of U.K.-based Avecia Group, which is engaged in the global development, manufacture and sale of ink dyes and pigments for inkjet printers, for which demand is increasing. The Avecia Group holds the top share of the global market for ink dyes for consumer-use inkjet printers. This business was launched as FUJIFILM IMAGING COLORANTS LIMITED. We aim to expand this business by integrating our own synthetic chemicals technology, dispersive technology, and raw materials technology with Avecia's inkjet production technology to commercialize ink dyes with superior features such as high durability, and by utilizing firmly established sales channels.

In the industrial printing ink sector, which includes screen-printing inks and ultraviolet (UV) inkjet inks, we are endeavoring to expand the ink materials business mainly through FUJIFILM Sericol UK Limited, which boasts top share of the global UV ink for inkjet market. The demand for high-speed inkjet UV inks, for which the company has won high acclaim in the industrial printing field, is increasing due to the digitization of printing. This market is projected to grow about five times in the next four to five years.

Fujifilm has also acquired Dimatix, Inc., the leading manufacturer of industrial inkjet printheads, which are being used increasingly in such fields as outdoor advertising and packaging materials. By fusing the sophisticated ink technologies owned by Fujifilm with the advanced printhead technologies owned by Dimatix, Fujifilm will develop high-quality imaging, realize image outputting on various new materials, and expand its industrial inkjet business.



FUJIFILM Electronic Materials (Suzhou) Co., Ltd.,
an electronic materials manufacturing and sales base in Suzhou, China

We plan to bolster our cost competitiveness by advancing local production in China and establish an organization that responds swiftly to customer needs as we pursue further business expansion.

Fujifilm's Product Lineup for the Electronic Materials Field

- **Photoresist:** a photosensitive material that is used when the semiconductor circuit is patterned on the wafer, which is the base of the semiconductor
- **Resist for photomasks:** a special photosensitive material for creating photomasks
- **Color resist for image sensors:** a photosensitive-pigmented material used when producing the color filter array for sensors
- **CMP slurry:** an abrasive compound that planarizes the wafer
- **CMP cleaner:** a cleaner for removing glass particles and chemical pollutants left on wafers following CMP
- **Ultra Low-k materials:** a low dielectric constant material that improves reduced operating speed and increased power consumption associated with finer semiconductor design rules
- **Polymides:** coatings used as a "buffer" layer for chemically and physically protecting semiconductor devices

Medical Imaging and Life Science

Medical Imaging

FCR/SYNAPSE

Fujifilm is striving to strengthen its marketing of systems including imagers, centered on FCR (Fuji Computed Radiography) digital X-ray imaging and diagnostic systems, which hold top market share, amid the ongoing digitization of the market. The FCR displays dominance over competitors that derive from Fujifilm's expansive product lineup and outstanding image processing technology. Furthermore, amid the trend toward networks, we are expanding our network services business, centered on SYNAPSE, a medical-use picture archiving and communications system for which demand is growing steadily.

Digital Endoscopes

We are reinforcing domestic and overseas sales as well as service infrastructure, and leveraging distinctive products, including the Transnasal Endoscope, which substantially alleviates pain resulting from insertion via the nose, to boost our market share. In particular, the Transnasal Endoscope launched in September 2005 achieves overwhelmingly superior image quality and holds an edge in the early detection of lesions, due to the incorporation of Super CCD and proprietary image processing technology.

We aim to achieve further business expansion by broadening the scope of operations to endoscopic peripheral systems, including instruments for treatment and consumables.

Life Science

In September 2005, Fujifilm established a support organization designed to lead to the rapid development of healthcare products by setting up FUJIFILM CMIC HEALTHCARE Co., Ltd., with CMIC Co., Ltd., a leading company in the clinical testing support field that has pharmaceutical clinical testing expertise. In addition, Fujifilm plans to develop its antibody-based therapeutics* business on a full scale. For example, we are developing diagnostic agents and systems using diagnostic biomarkers for cancer and other lifestyle-related diseases owned by Perseus Proteomics Inc. Fujifilm acquired an equity stake in this biopharmaceutical venture firm, which possesses leading-edge antibody-based therapeutics technology, in January 2006.

We will expand this business by adopting several measures. First, we will apply as many as 200,000 chemical compounds Fujifilm has cultivated through research and development in photosensitive materials over many years in the search for new pharmaceuticals and promising chemical compounds in the healthcare field. In addition, we will carry out proactive R&D related to this business and pursue alliances, and M&As.

Graphic Arts

As the digitization of the printing industry advances, computer-to-plate (CTP) systems, digital printing systems, are likely to achieve further diffusion and sales growth around the world. To capture such demand, Fujifilm is strengthening its quadripolar manufacturing system, comprising facilities in the U.S., the Netherlands, China and Japan, and promoting a sales organization that is



FCR PROFECT CS
An X-ray imaging and diagnostic system that is contributing to the early detection of breast cancer



SYNAPSE medical-use picture archiving and communications system
This is a PACS (Picture Archiving & Communications System), which integrates the management of image information and various diagnostic information within hospitals.



Ultra-slim Transnasal Endoscope with a tip diameter of 5.9mm
By combining Fujifilm's optical device technology and image processing technology, we have achieved overwhelmingly superior image quality.

*Antibody-based Therapeutics: A pharmaceutical agent that utilizes both antibodies that bond target proteins and the built-in immune functions of living organisms. Because the antibodies act only on the target cells or substances, antibody-based therapeutics are expected to increase their effectiveness and reduce side effects.

CTP Market Forecasts


(Billions of yen)
500
400
300
200
100
0
'04
'05
'06
'07
'08
CTP
PS (Conventional systems)
(Fujifilm estimates)

● **CTP system:** one of the methods to produce printing plates. Traditionally, data prepared on a computer was output to film, the film was developed and transferred to a printing plate (PS plate). A CTP system, however, outputs the data directly to the printing plate (CTP plate).

closely linked to markets. Fujifilm's CTP plates are distinguished by their high sensitivity, high definition and good printing suitability. Fujifilm's lineup comprises two types of CTP plates: top-quality thermal and violet photopolymer plates. Based on these strengths, we aim to further expand sales and gain 40% of the global CTP plate market share.

Further, as a new growth domain, Fujifilm will also strive to strengthen its presence in fields such as the industrial inkjet business, the core of which is ultraviolet (UV) inkjet ink.



FUJI PHOTO FILM PRINTING PLATE (SUZHOU) CO., LTD.,
established as Fujifilm's second PS plate and CTP plate manufacturing plant in China

*Scheduled to commence operation in March 2007 (impression of completed facility)

In addition to fulfilling rapidly growing printing plate demand in China, this plant will function as a base for exports to other parts of Asia and elsewhere.

Documents

Office Fields

The color product market, which includes office copy machines and printers, is projected to grow rapidly in Asia including China, while at the same time the market share in Europe and the U.S. continues to expand, enabling us to maintain constant growth. As the proportion of color devices among all machines constantly rises, sales of consumables are expected to grow further.

Amid a legislative trend such as the Japanese version of the Sarbanes-Oxley Act, companies are vigorously taking steps to put in place and operate internal control systems, which would lead to increasing demands for the conversion of paper documents into an electronic form and for integrated management of information. Viewing these as growth opportunities, we develop software and services to meet such needs and have established dedicated sales forces to provide full-fledged support to accelerate its office services business.

Production Services

We are determined to generate new demand in the variable printing market, centered on products such as the Xerox iGen3® 110. In addition, based on cooperation between Fujifilm and Fuji Xerox, we will endeavor to develop the digital color publishing business.



Xerox iGen3® 110

This digital production press can output short runs of many different publications with a fast turnaround and high-quality print rivaling offset printing. Offering high speed and high precision, this full-color printing system provides a detailed response to individual on-demand printing needs.

Optical Devices

In the camera phone lens segment, sales of megapixel lens units are growing steadily in tandem with the diffusion of camera phones and the development of higher-performance products. As the number of effective pixels in cameras shifts from 1 megapixel to 2 or more megapixels, aspherical lenses, which are highly difficult to manufacture, will be required. We believe that the superiority of Fujifilm's technological capabilities will continue to rise on the strength of our ability to steadily supply high-precision lenses in large volumes. We also intend to achieve greater differentiation through such value-added functions as autofocus and zoom, boosting our market share by responding to high growth in the market for mobile phones featuring megapixel cameras.

We will also establish a new position in the markets for security-use and car-mounted lenses by leveraging our ability to provide high-specification, high-performance products at low prices.



Camera phone lens units

Lens units for camera-equipped mobile phones, which must be compact yet offer high performance and multiple functions such as high image quality, autofocus and optical zoom. With the support of the Fujifilm Group's strong technological capabilities and unsurpassed manufacturing and supply capabilities, we will endeavor to drive the market and raise market share.

Feature 2 R&D

Fujifilm is actively engaged in research and development, centered on the FUJIFILM Advanced Research Laboratories with two aims: promoting growth strategies in priority business fields and rapidly creating new businesses and products that will play a leading role in the future.

Technological Fields That Support Fujifilm

Fujifilm has accumulated a wide range of proprietary, cutting-edge technologies centered on organic synthesis technologies that were cultivated through research on photosensitive materials over many years. Specific fields include chemistry (organic synthesis technologies, thin multilayer coating technologies, polymer technologies, nanotechnologies, and organic and inorganic pigmentation technologies), physics to optics (precision assembly technologies, miniature fabrication processing technologies, lens technologies, and optical designing technologies), electronics (CCD technologies, laser technologies, and image design evaluation technologies), and software. By combining these technologies, we are striving to create new businesses that will play a major role in the future.

The FUJIFILM Advanced Research Laboratories Aim to Combine Core Technologies and Cutting-edge Technologies

Fujifilm has two types of laboratories: corporate laboratories and divisional laboratories. The corporate laboratories, comprising the Frontier Core-Technology Laboratories, the Synthetic Organic Chemistry Laboratories and the Advanced Marking Research Laboratories, are engaged in long-term research into cutting-edge technologies that will play a role in the future of the Fujifilm Group and accumulating technology bases that are common to the whole Company. In contrast, the divisional laboratories are developing products that are directly linked to respective business divisions based on short- and medium-term objectives.

In April 2006, we established the FUJIFILM Advanced Research Laboratories, with the aim of promoting more leading-edge research on a Company-wide basis and the development of core technologies that will become the foundation for new businesses and products. As a result, the three corporate laboratories will fuse each other's technologies with the aim of establishing overwhelmingly distinctive technologies, especially in the areas of highly functional materials, devices and systems.

R&D Expenses by Operating Segment


(Billions of yen)
200
150
100
50
0
43.8
45.5
84.0
41.9
54.4
71.7
32.7
67.9
81.5
'04
'05
'06
Imaging Solutions
Information Solutions
Document Solutions
Year ended March 31

Fujifilm is investing heavily in R&D aimed at the development of highly distinctive new technologies and products. In particular, we are concentrating investment on the priority businesses of highly functional materials, medical imaging and life science, graphic arts, documents, and optical devices.

Fujifilm's R&D Organization


FUJIFILM Advanced Research Laboratories
Research
Advanced Marking Research Laboratories
Corporate Laboratories
Frontier Core-Technology Laboratories
Synthetic Organic Chemistry Laboratories
Feasibility Teams
Project Teams
Life Science Research Laboratories
Flat Panel Display Materials Research Laboratories
Medical System Development Center
Electronic Materials Research Laboratories
Graphic Materials Research Laboratories
Optical Devices Research Laboratories
Divisional Laboratories
Development



Besides forming several project teams, to strengthen and expand our medical imaging and life science businesses, one of the fields on which we place priority, we also established the Life Science Research Laboratories. By combining market needs with the technology seeds possessed by the corporate laboratories from the early research stage, we will develop original products imbuing high-added-value.

FUJIFILM Advanced Research Laboratories

Guided by the concept of "Intellectual Fusion, Innovation, and Value Creation," the FUJIFILM Advanced Research Laboratories carry out leading-edge research based on horizontally integrated Company-wide research programs and promote the development of core technologies that will be the foundation for new businesses and products. In doing so, they will serve as the engine that will drive the creation of new value. These laboratories also work in cooperation with the entire Fujifilm Group, external research organizations, and universities.

The Recent R&D Results

Enhancing the Security of Documentation

Fuji Xerox's "Paper Fingerprint" Recognition Technology

Just as humans have unique fingerprints so too does paper. The intricate way in which woodchip fiber is interwoven in paper is different from sheet to sheet, meaning that this distinctive pattern can be used as a form of security technology. The photographed image of a random pattern of a sheet of paper can be digitized and assigned a numerical value with a proprietary program to enable the pattern to identify the paper. This technology does not require watermarks, numbering or other identifying marks on the paper itself to determine authenticity, and paper fingerprints are stable, resulting in outstanding durability. Given these qualities, this technology is expected to play an important role in accurate authentication and fraud prevention for items such as office documents, gift coupons and cash vouchers.



Paper Fingerprint Technology

When the pattern of a sheet of paper is photographed, digitized and assigned a numerical value using a proprietary program, it becomes distinctive data.

Second-generation NANOCUBIC Technology Using Barium Ferrite (BaFe)

*Magnetic Particles Realize Recording Density at Least 15 Times Greater Than Current Tapes (*1)*

Currently, the data storage media market is anticipating products that will meet the need for high-capacity storage due to increasing data usage. Fujifilm has become first in the world to achieve a data recording density more than 15 times greater than current tapes using the linear recording format in joint research with IBM Almaden Research Center in the United States. This breakthrough was made possible in part by using second-generation NANOCUBIC technology based on new barium-ferrite (BaFe) magnetic particles that possess higher coercivity than metal particles, which are the mainstream in magnetic recording media. BaFe magnetic particles boast outstanding coercivity despite being smaller in size, a high signal-to-noise ratio, and low noise compared to conventional metallic substances. This level of data recording was achieved by combining NANO coating and NANO dispersion, based on Fujifilm's proprietary NANOCUBIC technology employing these magnetic particles, with Giant Magneto-Resistive (GMR) heads developed by IBM. This accomplishment raises the prospect of developing a single 8-terabyte (*2) tape cartridge that will have 20 times the recording capacity of current LTO tapes.

Cross-section of a Magnetic Tape Using BaFe Magnetic Particles


65nm
Magnetic Layer
(BaFe particles)
Non Magnetic Layer
(non magnetic
iron oxide
particles)
Base Film

NANO coating realizes a uniform ultra-thin magnetic layer of only 65nm, making possible the recording of signals in finer detail and thereby a high recording density.

*1 Verified by field testing at IBM Almaden Research Center
*2 1 terabyte = 1,000 gigabytes, or 10^{12} bytes

Optimize business systems and business structures, after ascertaining market needs and market environments

Feature 3 Structural Reforms

Fujifilm has launched fundamental two-year structural reforms centered on the Imaging Solutions segment that will finish in the fiscal year ending March 31, 2007. An accelerating pace of decline in demand for color films, and intensifying price competition as well as slower growth in the digital camera market have made the operating environment in the imaging field tougher than expected. But through these structural reforms we are determined to build a business structure that is able to ensure stable earnings into the future by optimizing business systems in this segment so that they can adapt to changes in market size. Furthermore, recognizing that photos have an important cultural relevance for human beings, expressing joy, sadness, love, and other emotions, our mission is to preserve and nurture the culture of photography. The success of our structural reforms is also vital in this context.

Photosensitive Materials Business

Reorganization of Tripolar Global Manufacturing System for Photosensitive Materials

Fujifilm previously emphasized local production in its manufacturing system for photosensitive materials such as color films. Based on this emphasis, we maintained a tripolar global system, with facilities in Japan, the Americas, and Europe. However, due to sharply declining demand for photographic color film accompanying the adoption of digital technologies, fixed costs, such as those for large-scale manufacturing facilities, have put pressure on profits. Therefore, we are carrying out a fundamental reorganization of our manufacturing system aimed at optimizing production capacity on a worldwide level. In particular, with regard to the coating process, which is the largest part of the photosensitive materials manufacturing process, we are attempting to optimize production capacity globally. This includes the termination of some coating lines. Due to this series of measures, we are also reducing the number of employees in various manufacturing divisions.

Optimization of Selling Expenses and R&D Investment

In sales divisions, we are streamlining the workforce and rigorously cutting selling expenses. We are also restricting R&D investment in segments other than photo prints, centered on digital camera prints, to the minimum required as we shift investment to priority business fields.

While we are further consolidating laboratories on a global level, we are engaged in an alliance with Noritsu Koki Co., Ltd. in the photofinishing field. This alliance will promote the efficient development of digital minilabs and creation of an after-service system.

Structural Reforms of Photosensitive Materials Business


Manu-facturing system
Tripolar global manufacturing system based on promotion of local production
Optimization of production capacity on a worldwide level
·Termination of some production facilities
·Workforce reduction in tandem with reorganization
Sales
·Personnel streamlining in sales and distribution and rigorous cost cutting
·Consolidation of laboratories
R&D
·Substantial reduction in R&D investment

Optimization of Photosensitive Materials Business to Fit Market Size (simulated image)


Optimization of business size to match market
Generate stable earnings
Demand decline
Sales
Profit
Variable costs
Fixed costs
Decrease in fixed costs
High sales (the past)
Low sales (the present)
If we didn't act (the future)
Post structural reforms

Electronic Imaging Business

Fujifilm will reinforce its feature-rich product lineup, centered on "highly sensitive" digital cameras that have garnered a strong market response based on their ability to take vivid images even in dim lighting conditions and minimize blurring due to camera shake and subject movement.

In addition to downsizing domestic production and establishing a mass-production system in China, we aim to thoroughly cut costs and reduce total inventories by strengthening supply chain management (SCM).

Through these measures, we will create a stable earnings structure in the electronic imaging business.

Structural Reforms of Electronic Imaging Business


Product commercialization
Launch products that make effective use of Fujifilm's advantages
Manufacturing system and sales
Reduce domestic production
Establish mass-production system in China
Rigorously cut costs and reinforce SCM

"PHOTO IS" : Corporate Activities to Preserve and Nurture the Culture of Photography

"PHOTO IS," a corporate message that communicates the various kinds of value inherent in photos

As part of activities to preserve and nurture the culture of photography, Fujifilm conducted "PHOTO IS," a series of corporate advertisements that conveyed the irreplaceable value that are photos, beginning in October 2005.

The first series of TV commercials featured "Imagine," John Lennon's famous song, which is adored by people of all generations around the world, and Yoko Ono as the messenger. As photos of John Lennon and Yoko Ono together were shown, simple tag lines such as "PHOTO IS LOVE" and "PHOTO IS PEACE" communicated the various values and wonders of photography. The concept words "PHOTO IS" also expressed the countless and diverse values of photos, as represented in the infinite number in "PHOTO IS ---." The use of "Imagine" and Yoko Ono in these commercials conveyed a strong message that transcended generations of the value and wonders of photography.

For a second series, we adopted the theme of "children," to whom everyone feels affection, with the aim of conveying the positive and wonderful qualities of photography in a more personal way. Using photos taken by up-and-coming Japanese photographers of their own children, we are communicating the bonds between parents and children, the preciousness of photos, and their great potential.


PHOTO IS
LOVE
PEACE
FUJIFILM

© 2005 Yoko Ono Lennon Photo: © Yoko Ono. © Bob Gruen. © Nishi F. Saimaru. © Kishin Shinoyama

Contributing to a Culture of Photography

As part of our "PHOTO IS" activities, from March to August 2006, we are holding the "PHOTO IS Exhibition by 10,000 People," one of the largest participation-type photo exhibitions in Japan. A new concept, the exhibition showcases works by 10,000 people that have been substantially enlarged and entitled with the words "PHOTO IS ---." Staged at seven locations throughout Japan, the exhibition provides an opportunity for people to reaffirm the meaning of photography in their lives.

Fuji Photo Salon, a photo gallery established more than a half century ago as a base to communicate the culture of photography, also plays a role in the creation of the culture of photography by holding exhibitions of photos of high quality taken by both professionals and amateurs. Another role of the salon is to discover and foster new photographers. One way this is achieved is through the FUJI PHOTO SALON NEW FACE PRIZE, which is awarded every year.

Fujifilm also holds a variety of film photography courses such as "Photo Days" for women and "Acoustic Photo" for people who are interested in photography as a hobby and want to enjoy taking photos. These courses communicate the wonders and enjoyment of film photography and help preserve and nurture the culture of photography.

We will continue to actively conduct activities that reaffirm the values of photos and bring to light new values of photos.

Photos based on the theme of "children" in the second series of the "PHOTO IS" TV commercial campaign



© Itaru Hirama

© Kazunali Tajima

© Yoshihiko Ueda

Structural Reform Expenses and Effects

Owing to its structural reforms, Fujifilm estimates that expenses relating to fixed assets, including the accelerated depreciation and disposal of manufacturing facilities, and expenses relating to a reduction in the number of employees, including special retirement allowances, will total approximately ¥165.0 billion during the two-year period to March 31, 2007.

However, we estimate that cost savings from these structural reforms will amount to approximately ¥50.0 billion in the fiscal year ending March 31, 2008, compared with the fiscal year ended March 31, 2006, mainly due to the streamlining of fixed assets and of personnel in manufacturing and sales divisions.

Structural Reform Expenses in the Fiscal Year Ended March 31, 2006

Expense breakdown

Related to equipment and other assets	¥65.1 billion
Personnel-related	¥20.9 billion
Total	¥86.0 billion

⇓

Imaging Solutions	¥77.4 billion
Information Solutions	¥ 8.6 billion

As some manufacturing facilities subject to structural reforms are also shared by the Information Solutions segment, ¥8.6 billion has been attributed to that segment.

Fiscal year ended March 31, 2006

FUJIFILM Review of Operations



Imaging Solutions

Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing



Information Solutions

System devices for graphic arts, medical imaging, and information systems, flat panel display materials, and recording media



Document Solutions

Office copy machines/multifunction devices, printers, production systems and services, paper, consumables, and office services



The Imaging Solutions segment offers high-value-added products and services that cater to diversifying and evolving needs. These products and services extend from the digital to analog realms and image input to output. In particular, amid the growing popularity of digital cameras around the world, Fujifilm has positioned digital camera prints as a key field to compensate for declining demand for prints from films. Based on this approach, Fujifilm is endeavoring to drive further expansion in its business by actively implementing various initiatives.

Share of Revenue
'06


25.8%

Breakdown of Revenue
'06


Labs and FDi Services
21%
Electronic Imaging
28%
Photofinishing Equipment
9%
Color Paper and Chemicals
18%
18%

Revenue


(Billions of yen)
1,000
500
0
743.0
689.4
'04
'05
'06

Operating Income (Loss)


(Billions of yen)
75
0
-75
43.5
-7.1
-75.7
'04
'05
'06

Year ended March 31

Leveraging advanced technologies, Fujifilm supplies products with a commanding presence in their respective markets, including flat panel display materials, medical imaging systems and graphic arts systems. In addition, Fujifilm is developing life science and other businesses into core growth drivers.

Share of Revenue
'06


32.9%

Breakdown of Revenue
'06


Office & Industry
12%
26%
Recording Media
12%
Flat Panel Display Materials
16%
Graphic Arts
30%

Revenue


(Billions of yen)
1,000
500
0
768.6
877.3
'04
'05
'06

Operating Income


(Billions of yen)
150
75
0
76.4
79.1
'04
'05
'06

Year ended March 31

Under the banner of "The Document Company," the Document Solutions segment is the responsibility of Fuji Xerox Co., Ltd. With the goal of improving management and corporate quality, Fuji Xerox delivers various solutions that help customers create and interact knowledge through enhanced management and utilization of "documents" including not only paper and electronic documents in their office environments but also still and video images.

Share of Revenue
'06


41.3%

Breakdown of Revenue
'06


Office Services
6%
Production Services
10%
54%
Office Printers
17%

Revenue


(Billions of yen)
1,000
500
0
1,015.7
1,100.7
'04
'05
'06

Operating Income


(Billions of yen)
150
75
0
100.4
67.0
'04
'05
'06

Year ended March 31

Imaging Solutions

Breakdown of Revenue



(Billions of yen)
1,000
743.0
689.4
Color Films and Others 21%
18%
Electronic Imaging 25%
28%
Color Paper and Chemicals 17%
18%
Photofinishing Equipment 12%
9%
Labs and FDi Services 21%
21%
0
'05
'06

Operating Loss



(Billions of yen)
0
-7.1
-50
-75.7
-100
'05
'06

The Imaging Solutions segment includes color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing.

Year ended March 31



FINEPIX
FUJIFILM

FinePix F30



FINEPIX

FinePix Z3



FUJIFILM

FinePix S9000

Consolidated revenue in this segment declined 7.2% year on year to ¥689.4 billion, the result of lower sales of color films and digital minilabs, for which demand is shrinking. On a brighter note, digital camera sales were much higher, particularly in Japan, paced by models featuring high sensitivities. The segment posted an operating loss of ¥75.7 billion due to charges of ¥77.4 billion accompanying structural reforms to manufacturing and other systems. Excluding these charges, the segment posted operating income of ¥1.7 billion.

Color Paper, Chemicals, and Photofinishing Equipment

The uptake of digital cameras is seeing people take pictures more frequently. Viewing this trend as a business opportunity, Fujifilm is focusing on expanding "Print at Retail" as one of its key strategies. During the fiscal year ended March 31, 2006, using TV commercials and other initiatives in Japan, Fujifilm highlighted the simplicity, high-quality and non-fading characteristics of photos produced by "Print at Retail" to digital camera users. Active efforts were also made to raise awareness of digital camera prints in countries throughout Europe and North America. Sales of Frontier digital minilabs, a key component of the "Print at Retail" strategy, declined in the fiscal year ended March 31, 2006 as large-scale retail outlets ended a cycle of new installations. Nevertheless, Fujifilm stepped up efforts to install in-store order terminals in print shops and to expand sales to medium- and small-scale customers, as progress was made putting in place the infrastructure to support "Print at Retail." As a result of these actions, there was a steady increase in "Print at Retail" volume as in the previous fiscal year. Progress in an alliance with Noritsu Koki Co., Ltd. in the fields of digital minilab product development and after-service will also give impetus to the "Print at Retail" strategy.

Electronic Imaging

Operating conditions remained harsh in the digital camera market as heated competition between rival companies continued, amid slowing growth in demand for these products. Despite these challenges, Fujifilm posted strong sales in Japan, as well as sales growth in other Asian markets and Europe, for Fujifilm digital cameras featuring high sensitivity and high image quality, including the FinePix F10 and FinePix Z1 and their successor models FinePix F11 and FinePix Z2. Customers in these markets responded positively to performance characteristics that enable users to take vivid images even in dim lighting conditions and minimize blurring due to camera shake and subject movement. Fujifilm augmented this lineup with the launch of the FinePix S9000 for users who want more of a traditional camera-like experience from their digital camera; this SLR-like model boasts a high-sensitivity, all-in-one zoom lens that offers enhanced convenience. Thanks to these successes, operating results in the electronic imaging business are improving. Fujifilm will continue to put these operations on a more competitive footing through such measures as shifting production to China and improving supply chain management.

Color Films and Others

In Japan, Fujifilm strengthened sales of value-added products such as the QuickSnap Smart Flash one-time-use camera. Overseas, sales of QuickSnap one-time-use cameras to large-scale retail outlets in the North American market were strong. Despite these positive developments, the color film market continues to shrink worldwide due to the increasing penetration of digital cameras.

Structural Reforms During the Fiscal Year Ended March 31, 2006*

Fujifilm initiated large-scale structural reforms in the fiscal year ended March 31, 2006, bringing forward reform measures to stay ahead of anticipated market change. These reforms, centered on color films, were prompted by a quicker-than-expected deterioration in market conditions and expectations of further declines in demand. The reforms led to the recognition of ¥77.4 billion in charges in the fiscal year ended March 31, 2006.

* Details of structural reform plans for the Imaging Solutions segment can be found in the third feature section on pages 14 and 15 of this report.


Frontier 500


FUJIFILM
QuickSnap Smart Flash





Information Solutions

Breakdown of Revenue



(Billions of yen)
1,000
768.6
877.3
Medical Imaging 27%
26%
Graphic Arts 29%
30%
Flat Panel Display Materials 13%
16%
Recording Media 14%
12%
Office & Industry 12%
12%
0
'05
'06

Operating Income



(Billions of yen)
100
71.1
79.1
50
0
'05
'06

The Information Solutions segment includes system devices for graphic arts, medical imaging, and information systems, flat panel display materials and recording media.

Year ended March 31

Fujifilm products



Transer Film
FUJITAC
WV Film
WV Film
CV Film
Polarizer
Liquid Crystal Cells
Polarizer

Cross Section of an LCD (TN-TFT LCD)



FCR CAPSULA SYSTEM



Transnasal Endoscope



FUJIFILM
LTO

LTO Ultrium 3

Information Solutions

Consolidated revenue in this segment climbed 14.1% over the previous fiscal year to ¥877.3 billion. One factor behind this growth was a large rise in sales of flat panel display (FPD) materials. Sales also grew of CTP (computer-to-plate) plates as this market continued to expand. Furthermore, the segment recorded strong sales of medical imaging products, particularly endoscopes and medical diagnostic equipment and materials. Another factor was contributions from consolidated subsidiaries acquired in the latter half of the fiscal year ended March 31, 2005: FUJIFILM Electronic Materials U.S.A., Inc., which makes materials used in semiconductor manufacturing processes, and FUJIFILM Sericol UK Limited, whose business involves ink for screen printing processes and industrial inkjet ink. The large increase in sales of FPD materials and other factors lifted operating income 11.2% to ¥79.1 billion. The operating income was affected by charges of ¥8.6 billion allocated to this segment in conjunction with structural reforms related to manufacturing facilities shared with the Imaging Solutions segment.

Flat Panel Display Materials

During the fiscal year ended March 31, 2006, Fujifilm posted a large 35% increase in sales of FPD materials, the result of its success in expanding sales of mainstay products FUJITAC and WV Film. These higher sales were made possible by new manufacturing capacity, which enabled Fujifilm to meet growing demand for its products as the LCD market expands. Initial plans have been brought forward at FUJIFILM Kyushu Co., Ltd., a new subsidiary for manufacturing FUJITAC. This will see FUJITAC annual output more than double to 580 million m^2 in just the next two years. With FPD materials growing into a new core business for Fujifilm, ongoing steps will be taken to drive further expansion.

Medical Imaging

In this business, strong sales were recorded mainly overseas in the digital X-ray imaging systems products such as FCR (Fuji Computed Radiography), dry imagers and dry films. Fujifilm has also tapped into the new market of small practices, by the launch of the compact FCR CAPSULA SYSTEM in February 2006. Another highlight of the fiscal year ended March 31, 2006 was steady progress in installations of Fujifilm's SYNAPSE medical-use picture archiving and communications systems. Demand for these systems is being driven by ongoing advances in medical networks, particularly in Europe, North America and Japan. Also standing out were sales of endoscope products supplied by FUJINON CORPORATION. A strong market response for a distinctive lineup spearheaded by the Transnasal Endoscope, a new product that uses Fujifilm's Super CCD and unique image-processing technology to achieve high image quality, lifted sales by around 20% year on year.

Graphic Arts

The growing use of CTP products has brought down demand for films in pre-press. On the plus side, this trend supported a substantial increase in sales of Fujifilm's CTP plates. To meet this rising demand for CTP plates, Fujifilm is bolstering its global network of manufacturing facilities in the U.S., the Netherlands, China and Japan. Asia, in particular, is expected to experience rapid growth in demand for CTP plates. Fujifilm is positioning itself to capture this demand by augmenting capabilities in the region through such measures as the establishment of a China-based marketing subsidiary. In the fiscal year ended March 31, 2006, sales in the graphic arts business rose 18% year on year, due to the higher sales of CTP plates and the first full-year contribution to sales from UV ink manufacturer Sericol Group Limited (now called FUJIFILM Sericol UK Limited), which was acquired in the latter half of the previous fiscal year.

Recording Media

The DVD media sector continues to be shaped by fierce price competition. But in the mid-range data storage tape market, part of the key data media sector, sales of Fujifilm's mainstay LTO Ultrium 3 products grew strongly. There was also a steady increase in sales of data cartridge products used for the IBM TotalStorage® Enterprise Tape Drive 3592. Together, these performances translated into a significant improvement in operating results for this business as a whole in the fiscal year ended March 31, 2006.

* LTO and Ultrium are trademarks of Hewlett-Packard, IBM and Quantum in the U.S., other countries, or both.
* TotalStorage is a trademark of IBM in the U.S., other countries, or both.

Office & Industry

In the optical lens product field, sales were much higher of megapixel lens units, amid a continued increase in the number of camera phones with high-resolution camera functions. In the electronic materials field, where the company has been conducting mainly photoresist manufacturing and sales operations since 1983, Fujifilm is actively working to expand business. In the previous fiscal year, Fujifilm acquired Arch Chemicals, Inc.'s semiconductor-related chemical products business unit. During the fiscal year ended March 31, 2006, actions included establishing a plant in Suzhou, China, where demand is expected to expand, and investing in U.S.-based Planar Solutions, LLC, a company engaged in the development and manufacture of CMP (Chemical Mechanical Planarization) slurry materials. In this way, Fujifilm stepped up measures to drive business expansion.

Details of Fujifilm's growth strategy, which centers on the Information Solutions segment, can be found in the first feature section on pages 8 to 11 of this report.

Square, a concept office to realize Fuji Xerox's business vision, "Open Office Frontier"



Document Solutions

Breakdown of Revenue



(Billions of yen)
1,015.7
1,100.7
1,000
Office Products 53%
54%
Office Printers 16%
17%
Production Services 10%
10%
Office Services 6%
6%
0
'05
'06

Operating Income



(Billions of yen)
100.4
100
67.0
50
0
'05
'06

Year ended March 31

Fuji Xerox, a consolidated subsidiary, engages in Document Solutions operations encompassing office copy machines/ multifunction devices, printers, production systems and services, paper, consumables, and office services.



DocuPrint C3540



ApeosPort-Ⅱ C4300



DocuColor 7000 Digital Press

Availability: Japan

Document Solutions

Consolidated revenue in this segment increased 8.4% year on year to ¥1,100.7 billion attributed to an increase of sales of digital multifunction devices and laser printers, particularly exports to North America and Europe. Operating income, however, fell 33.2% to ¥67.0 billion, reflecting higher R&D expenses related to strategic new product development such as color multifunction devices and printers, as well as depreciation and amortization cost for the cutover of the mission-critical information system. In addition to those expenses, a one-time gain on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities was recorded in the previous fiscal year.

Office Products

In Japan, the office products business responded to increasing needs for enhanced document security and the integrated management of documents following enforcement of the e-Document Law and the Personal Information Protection Act. Centered on the ApeosPort-II series, Fuji Xerox has been bolstering its lineup of multifunction devices, which feature linkage with external systems via the Internet, based on the new "Apeos" concept. Fuji Xerox estimates such efforts enabled it to maintain a top share in terms of units sold in the domestic color multifunction device market. As for overseas, exports of color products to North America and Europe as well as to the Asia-Pacific region including China grew substantially for the second year running.

Office Printers

Sales volumes of both color and monochrome printers increased sharply overseas. In particular, export volumes were up substantially to North America and Europe driven by OEM sales growth of color printers. There was also a noteworthy increase in sales volumes of low-priced units in the Asia-Pacific region including China. To strengthen printing solutions, Fuji Xerox launched network-ready color scanners and security software.

Production Services

A steady rise in the number of computer printing systems sold as well as color on-demand printing systems for the digital printing market was recorded in the Asia-Pacific region including China. Furthermore, Fuji Xerox augmented its lineup of equipment for professional users in the digital printing market with the domestic launch of the DocuColor 7000 Digital Press, a full-color on-demand publishing system, in December 2005.

Office Services

In Japan, Fuji Xerox saw further expansion in its document outsourcing business, which provides total solutions for document flow issues experienced by customers. Local governments generated strong sales of electronic administration systems for household registry documents amid their reorganization. In addition, with companies viewing the strengthening of internal control systems as an urgent management issue, Fuji Xerox launched ArcWizShare, a Web-based information-sharing software package that facilitates management of various electronic information via the Internet and other media. By also releasing ArcSuite e-Document Law Compliant, an e-document management system in response to enforcement of the e-Document Law, Fuji Xerox is making progress in strengthening its operating base for expanding the office service business.

Realigning the Marketing System to Accelerate Growth in Office Services

In order to strengthen its office services businesses, which are considered a growth area, Fuji Xerox revamped its domestic marketing system in October 2005, including converting all sales companies into wholly owned subsidiaries. With this move, all domestic marketing operations have been positioned to facilitate services offerings. Fuji Xerox's direct marketing units have been consolidated in three major metropolitan areas of Tokyo, Nagoya and Osaka, specializing in marketing primarily to large corporate customers in Japan and overseas. In a related move, sales companies are developing services businesses with close ties to their regions by flexibly employing integrated marketing and maintenance service capabilities.

Expanding Supply Capacity of EA Toner That Realizes High Image Quality

Fuji Xerox is seeing a steady increase in sales of color products in both its office products and office printer categories. Amid this trend, Fuji Xerox plans to utilize high image quality emulsion aggregation (EA) toner in all new copy machines and multifunction devices for office use, as well as office printers sold in the future. To facilitate this, Fuji Xerox recently brought on line a newly constructed wing at its EA toner plant, and the plant is now capable of supplying 5,000 tons of EA toner per year, more than double the production capacity of the previous fiscal year.




FUJIFILM
Next Presentation

PMA 2006

From February 26 to March 1, 2006, PMA 2006, one of the largest trade shows for the photo-related industry in the U.S., was held in Orlando, Florida. Fujifilm participated in this convention with an exhibit titled "Fujifilm. Expand the World of Imaging." Fujifilm promoted its "Print at Retail" concept *through GetPix™ Print Solution, combining the Frontier digital* minilab system, kiosks in retail stores and Internet connectivity. In addition, Fujifilm showcased a number of new products, including the FinePix F30, a digital camera featuring higher light sensitivities. Chiefly through hands-on demonstrations and other events, Fujifilm delivered a strong statement about its ability to provide total imaging solutions.

FinePix F30 and GetPix™ Kiosk VP3 Pick Up Innovative Digital Product Awards

The FinePix F30 digital camera and the GetPix™ Kiosk VP3 both received Innovative Digital Product Awards from the Digital Imaging Marketing Association (DIMA), a section of Photo Marketing Association International (PMA). These awards are bestowed on outstanding digital imaging products exhibited at PMA.



FinePix F30


FUJIFILM

GetPix™ Kiosk VP3

Lucasfilm Sees the Advantages,

Uses FUJINON Lenses in the Filming of Star Wars: EPISODE III - Revenge of the Sith

As digital technologies are used more and more in moviemaking, digital cinema, which uses high picture quality high-definition (HD) systems, is taking hold in Japan and overseas, following Hollywood's lead. Digital cinema systems allow directors and crew to check images almost instantaneously, as well as facilitate the incorporation of computer graphics and use of other filmmaking techniques. They also help to reduce the cost of making movies.

FUJINON CORPORATION, which develops, manufactures and sells TV camera lenses, such as broadcast-use Hi-Vision lenses, *newly developed an HD Cine lens for the making of Star Wars:* EPISODE III - Revenge of the Sith. Directed by George Lucas and released in 2005, this movie used entirely digital technologies in all processes, from filming to editing and screening. Difficult-to-shoot-scenes, such as one with Darth Vader in total darkness, were made possible by FUJINON lenses, which reproduce subtle hues of black and express texture, winning acclaim from the film crew.


STAR WARS
EPISODE III
REVENGE OF THE SITH
©Lucasfilm 2005

George Lucas (right) with a HD camera fitted with a FUJINON lens.

In 2005, FUJINON won a Technology and Engineering Emmy Award for "development of high-performance lenses for high definition broadcasting." Sponsored by The Academy of Television Arts & Sciences, U.S.A., this is the most prestigious award in the U.S. broadcasting society. Leveraging advanced lens design technology and the world's foremost lens manufacturing technology, the company is determined to open up a new world of imaging.

Official Imaging Sponsor of 2006 FIFA WORLD CUP GERMANY™

Fujifilm is proud to have been an official sponsor of the FIFA WORLD CUP™, the world's largest sporting event, since the Spain championship tournament in 1982.

As Official Imaging Sponsor, Fujifilm supported the running of the 2006 tournament in Germany, as well as conveyed the excitement and wonders of photography to people around the world.

As an official Supporting Company of the Japanese national football team since 2004, Fujifilm also conducted various promotions involving the national team. Through campaigns and a limited-edition Japanese national team model, Fujifilm stirred up support for the Japanese national team.


FIFA WORLD CUP
GERMANY
2006
OFFICIAL IMAGING SPONSOR


J A
SUPPORTING
COMPANY
© 1996 J F A


Japan

The QuickSnap limited-edition Japanese national team model

A Longstanding Supporter of the Giant Panda Project at the Smithsonian's National Zoo in the U.S.

Fuji Photo Film U.S.A., Inc. has long provided some of the funding for the Giant Panda Project run by the Smithsonian's National Zoo in the U.S. with the goal of saving the giant panda from the brink of extinction. In 2000, the project welcomed two pandas from China and has been conducting ecological research into these animals at the Fujifilm Giant Panda Habitat inside the zoo.



Pandas inside the Fujifilm Giant Panda Habitat

In July 2005, one of the pandas, Mei Xiang, gave birth to Tai Shan, an event that attracted worldwide interest, delighting and moving many. Live "Panda Cam" images of Tai Shan can be viewed on the zoo's website.

Fuji Photo Film U.S.A. also sponsors the zoo's "Conservation Central," an online habitat education program, which enlightens people on the protection of wild animals.


FUJIFILM USA
Seeing the big picture is even more important than taking a good one
Giant Pandas
News from the Fujifilm Giant Panda Habitat
Fujifilm and FONZ:
Cub Born 7/9/05

Websites of the Smithsonian's National Zoo and Fuji Photo Film U.S.A., Inc.

Expanding the Document Management Business in China

In August and September 2005, Fuji Xerox (China) Limited held DocuWorld 2005 in Beijing, Shanghai and Guangzhou to demonstrate document management solutions and services. As its economy grows and the country globalizes, China is seeing a rapid increase in the volume of documents being handled, fueling demand for efficient ways of managing documents. Responding to such need, DocuWorld 2005 conducted demonstrations using a new series of Document Centre multifunction devices as well as ShuangFu, a document solutions software package based on DocuWorks. ShuangFu allows users to search, share, retrieve and safeguard information, and its advanced functions impressed visitors at the events. In addition, Fuji Xerox (China) launched its new brand message at the events, which expresses the company's determination to help customers explore their organizational knowledge to advance their businesses.



"ShuangFu" was demonstrated at DocuWorld 2005

Recognizing that a corporation's main mission is to increase corporate value, Fujifilm has given top priority to measures aimed at increasing its own corporate value by strengthening and broadening its corporate governance systems, and it has implemented various measures. Due to the change to a holding company structure on October 1, 2006, Fujifilm will reinforce governance on a consolidated basis, including with respect to Fuji Xerox, as it endeavors to further improve the transparency and soundness of Group management.

Corporate Organizations

Directors and Board of Directors

Fujifilm currently has 13 directors, all of whom are internal directors. Regular meetings of the board of directors are held, in principle, once a month, with extraordinary meetings held as the need arises. To make clearer the mission and responsibilities of directors, the Company has assigned one-year terms in office. When Fujifilm becomes a holding company on October 1, 2006, it plans to have nine directors, including one outside director.

Executive Officer System

Fujifilm adopted an executive officer system in June 1998. The board of directors is positioned as "the body for determining basic management policies and strategies, and important matters related to business execution as well as for supervising the execution of business affairs," while the executive officers are responsible for the execution of business affairs in accordance with the basic policies and strategies adopted by the board of directors. The Company currently has 28 executive officers, including 13 executive officers who also serve as directors, and terms of office are one year, as with directors.

Management Council

The management council decides whether matters that are to be exclusively decided by the board of directors should be submitted to the board of directors or not. It also considers the methods used by executive officers to implement particularly important items, in accordance with basic policy, plans and strategies determined by the board of directors. The management council, in principle, is composed of full-time members who are executive officers ranked senior vice president and above. Meetings of the management council are flexibly convened, with the attendance of relevant executive officers requested depending on the matters concerned.

Corporate Auditors and Board of Corporate Auditors

Fujifilm has adopted a corporate auditor system with a board of corporate auditors, which currently consists of four members, two of whom are outside corporate auditors. As an independent body with key roles and responsibilities in Fujifilm's corporate governance system, the auditors audit the entire range of the directors' performance of their duties following audit policies and an audit plan in conformity with corporate auditors' audit standards determined by the board of corporate auditors. At meetings of the board of corporate auditors, which are held in principle once a month, information is shared on the details of matters subject to auditing. In addition, all corporate auditors attend meetings of the board of directors, while the standing statutory auditors also attend every management council meeting, regularly exchange opinions with the representative directors, and audit the entire range of business execution. The Company has currently assigned two staff members, who also perform internal audits, to the corporate auditors, to strengthen the audit functions of the corporate auditors.

Internal Auditing

Fujifilm has an Auditor's Office, which currently comprises seven personnel, as an internal auditing unit that is independent from divisions responsible for the execution of business affairs. This office examines each division's operational processes and other items and evaluates and verifies that they are appropriate. In addition, staff in a specialized unit audit operations in the environmental and export control fields. The Auditor's Office also carries out regular audits of major Group companies in cooperation with corporate auditors, and it verifies the status of the establishment and operation of internal control systems. To enhance internal auditing functions, Fujifilm aims to increase the number of internal auditing staff and reinforce their roles.

Accounting Auditor

Fujifilm engages Ernst & Young ShinNihon as its accounting auditor. Ernst & Young ShinNihon expresses an opinion on Fujifilm's financial statements from an independent standpoint as an auditor.

Basic Stance and Status of Establishment Regarding Internal Control Systems

Fujifilm is endeavoring to ensure compliance and to establish risk management systems in order to fulfill its corporate social responsibility, which is the basis of its corporate philosophy.

Compliance

Fujifilm has formulated the Fujifilm Group Charter for Good Corporate Behavior as the fundamental principles regarding compliance in the conduct of the Group's business activities. Based on this charter, Fujifilm has drafted a code of conduct for employees and is endeavoring to ensure that their activities and behavior comply with laws and regulations as well as social ethics. And with the aim of ensuring the observance of laws and regulations, as well as to maintain and enhance ethical behavior in all corporate activities, Fujifilm has established a Compliance Committee chaired by the Company's president. The Company has also established a division that is responsible exclusively for promoting compliance. Through various kinds of compliance educational activities, employee awareness surveys and other activities, centered on this division, Fujifilm is striving to instill and promote a compliance mindset throughout the Company. Fujifilm has also established offices both inside and outside the Company to provide advice and receive communications and reports of infringements related to the employee code of conduct and compliance as part of efforts to detect any illegal or improper behavior quickly and take appropriate action in response. Moreover, Fujifilm has formulated rules on reaching decisions through the use of circular letters, document management regulations, rules regarding timely disclosure, regulations regarding the management of personal information, and other necessary internal rules. Besides requiring business execution in accordance with these rules, the Company has formulated various manuals and guidelines to ensure thorough observance of laws and regulations relating to business activities and is endeavoring to ensure thorough awareness of compliance through regular educational activities.

Risk Management Systems

Fujifilm has established two committees that broadly coordinate risk management activities throughout the Company: the General Risk Management Committee, chaired by the president, and the PL (Product Liability) Committee, which is chaired by the executive officer in charge of the Product Safety Division. Specialized subcommittees have been permanently established under the General Risk Management Committee, and each specialized subcommittee responds to the risk for which it is responsible. At the same time, the division that exclusively promotes risk management serves as the secretariat for the General Risk Management Committee. While building a Company-wide risk management system, it specifies the priority risk issues at each division throughout the Company, analyzes the importance of applicable risks and the progress made in dealing with issues. Regular reports are made to the General Risk Management Committee on the results of these activities. The PL Committee discusses and decides fundamental matters related to safety management of products on a Company-wide basis and promotion of those activities. The Company also formulates rules and guidelines and prepares manuals regarding various risks related to information management, safety and hygiene, the environment, and disaster prevention. As regards risks that may occur in association with the implementation of individual business operations, the business divisions concerned make judgments and take action appropriately, while certain risk-related information is reported to the General Risk Management Committee secretariat and then acted upon, in accordance with prescribed procedures.

Systems have also been established at each Fujifilm subsidiary that conform to the compliance and risk management systems described above, according to the conditions of each company's business activities. Fujifilm provides direction, assistance, and supervision relating to the establishment of systems and implementation of business activities by each subsidiary and has established a system of reporting by each subsidiary. In such ways, the Company aims to ensure that appropriate business operations are conducted in the Group as a whole.


Overview of Fujifilm's Internal Control Systems
Shareholders' Meeting
Board of Directors
Determination of management policy and strategy
Decisions on important matters relating to business execution
Supervision of business execution
Board of Corporate Auditors
Accounting Auditor
Business Execution
President: Representative Director (Chief Executive Officer)
Risk Management
Management Council
General Risk Management Committee
Division in Charge of Risk Management (secretariat)
Reports
Instructions and Direction
Executive Officers
Internal Auditing Unit
Reports and Consultation
Monitoring and Various Educational Activities
Compliance
Compliance Committee
Consultation Offices
Division in Charge of Compliance (secretariat)
PL Committee
Division in Charge of Product Safety (secretariat)
Head Office Divisions
Business Divisions
Factory Divisions
R&D Divisions
Domestic and Overseas Subsidiaries
Fujifilm Group Charter for Good Corporate Behavior
Employee Code of Conduct
Various Guidelines

Toward Sustainable Development

Since its founding, Fujifilm has actively engaged in environmental protection programs in line with a corporate philosophy that sees "caring for and preserving the environment as the basis for corporate activities." Moving forward, Fujifilm will continue to work toward "sustainable development" in coexistence with a changing society and environment.

Measures Based on the Fujifilm Group Green Policy

Fujifilm has established the "Fujifilm Group Green Policy" with the goal of minimizing the environmental burden of its activities while promoting business expansion. Various environmental protection programs have been implemented based on that policy. This section introduces just some of those measures.



FUJIFILM group Green Policy

Fujifilm Group Green Policy–Basic Policy

"Sustainable development" is the most important issue for our planet, the human race, and all business entities in the 21st century. Fujifilm Group companies around the world aim to stay at the forefront of efforts to attain this goal in terms of environmental, economic, and social aspects. We will strive for customer satisfaction as well as our contribution to "sustainable development" by achieving high "environmental quality" in products, services, and corporate activities.

Improvement in Eco-Efficiency

Eco-efficiency is an important indicator for efforts seeking to strike a balance between company growth and environmental burden. This balanced growth is considered to be a principal element of "sustainable development." Fujifilm defines eco-efficiency as being the value of its consolidated revenue divided by the value of the environmental burden created by its operations.

Fujifilm has set the goal of attaining eco-efficiency levels in the fiscal year ending March 2011 twice those in the fiscal year ended March 2001 in respect of six indices of environmental burden.

$$\text{Eco-Efficiency} = \frac{\text{Revenues}}{\text{Value for Environmental Burden}}$$

Six indices of Environmental Burden

1. Greenhouse gas emissions
2. Consumed natural resources
3. Atmospheric emission of volatile organic compounds
4. Consumed packing materials
5. Waste generation
6. Water consumption

Reducing Environmental Burden and Contamination Control

Fujifilm is actively promoting the reduction of greenhouse gas emissions and energy-conservation programs as measures to help prevent global warming. By the fiscal year ending March 2011, Fujifilm seeks to have reduced its energy consumption and CO_2 emissions per unit of output by 10% and 20%, respectively, compared with 1991.

Fujifilm is making progress in substantially cutting CO_2 emissions by converting from heavy oils to natural gas as the fuel source for power generation units at its principal factories. Furthermore, between the fiscal year ended March 2006 and the fiscal year ending March 2008, three Fujifilm Group production bases—Fujifilm Yoshida-Minami Factory, FUJIFILM Opto Materials Co., Ltd. and FUJIFILM Kyushu Co., Ltd.—will install high-efficiency natural gas co-generation systems, natural gas boilers and other equipment, which will allow all facilities to generate power onsite for supplying electricity and heat. In these ways, Fujifilm and its group companies are making progress converting to natural gas.

TOPICS

Fujifilm Invests in The World Bank's Community Development Carbon Fund (CDCF)

Since 2005, Fujifilm has made aggregate investments of US$9 million in The World Bank's Community Development Carbon Fund (CDCF). Using mechanisms* prescribed in the Kyoto Protocol concerning the reduction of greenhouse gases, this fund has a policy of contributing to the environment and society by implementing small-scale projects in developing countries.

Certified emission reduction credits, based on the Kyoto Protocol's mechanisms, were issued for the first time in the world for the La Esperanza Hydroelectric Project in Honduras. Fujifilm was allocated credits corresponding to 155 tons of carbon dioxide emission reductions. Fujifilm expects to earn the equivalent of approximately 1.3 million tons of CO_2 in emission reduction credits between 2005 and 2019 through the CDCF.

* The mechanisms allow a country to use certified emission reductions in another country to achieve its own commitments for reducing greenhouse gas emissions.



The La Esperanza Hydroelectric Project (Honduras)
By providing funds through the CDCF, Fujifilm is contributing to the sustainable development of the region.

Design for Environment

Fujifilm has established "Basic Regulations for Design That Takes the Environment Into Consideration." These regulations have been applied to all new and improved products since April 2003. Fujifilm has thus established a framework for the measurement and approval of "environmental quality" in new products before they are commercialized by considering a range of factors in product design, including the 3Rs (reduce, reuse and recycle), the inclusion of chemical content, the use of resources, life-cycle assessment (LCA), electric power saving and safety.

Management of Chemical Content Contained in Products

In July 2006, the RoHS Directive* came into force in Europe for the management of chemical content contained in products. Moves are under way to enact similar legislation in Japan, the U.S. and China. The Fujifilm Group has put in place a framework for responding to such a legislative regime on a global basis. Actions have included the November 2005 staging of an "International Conference for Fujifilm Group Environmental Officers" and the construction of an "Intranet-based product environment database." Environmental experts from all countries also share information.

And taking conventional "Green Procurement" a step further, all business partners are required to conduct self-surveillance and the results of their checks on chemical content levels are reported to Fujifilm via an "Internet-based electronic surveillance system." This is part of concerted efforts to "manage chemical content in products" throughout the entire supply chain.

* A directive that imposes restrictions on the use of specified hazardous substances in electrical and electronic equipment in Europe. From July 1, 2006, the use of the following content in electrical and electronic equipment is prohibited: cadmium, mercury, lead, hexavalent chromium, polybrominated biphenyls (PBB) and polybrominated diphenyl ethers (PBDE).

Social Contribution Activities

Improving Awareness of Breast Cancer to Promote its Early Detection

A Supporter of the "Pink Ribbon" Campaign

Fujifilm supports mammography screening awareness activities that are part of the "Pink Ribbon" campaign programs aimed at improving awareness of breast cancer to promote its early detection. And Fujifilm was the special sponsor of the October 2005 "Pink Ribbon Smile Walk," the main event of the "Pink Ribbon" campaign. Part of the sponsorship money was donated to the "Smile Fund for Eliminating Brest Cancer" of the Japan Cancer Society. Going forward, Fujifilm will continue to work towards the elimination of this disease by actively supporting such events.



Fujifilm has sponsored the "Pink Ribbon Smile Walk" since 2003

Fuji Xerox Co., Ltd.

Employee Social Service Activities–"HASU Club"

The HASU Club, a volunteer organization comprised of Fuji Xerox employees, collects membership fees by deducting "*hasu*" (fractional amounts of less than 100 yen) as well as voluntary contributions from employees' monthly salaries and periodic bonuses.

The contributions are used to help fund activities in four fields; social welfare, culture and education, protection of the natural environment and international support. Since its establishment in 1991, the Club has been actively supporting initiatives such as the "Special Olympics" and "Education of Children in Asia."

Many of sales companies of Fuji Xerox across Japan have also set up HASU Clubs or similar organizations, and are engaged in grassroots activities.



The "HASU Club" engages in overseas volunteer activities (a camp in Cambodia)

Outside Evaluations of Fujifilm's CSR Programs

Fujifilm's proactive implementation of CSR programs designed to promote sustainable development has been highly evaluated by parties outside the Company.



FTSE4Good

- Inclusion in the FTSE4Good Global Index.
- FUJIFILM Group Sustainability Report 2005 received the President's Award for Excellence in Environmental Reporting of the Global Environmental Forum in the 9th Environmental Communication Awards Competition. The report also received an Award for the Excellence in the sustainability report category of the 9th Environmental Report and Sustainability Report Competition.
- Fuji Photo Film Co., Ltd. and Fuji Xerox Co., Ltd. were awarded AA status in Tohmatsu Evaluation and Certification Organization Co., Ltd.'s environmental ratings.
- As a result of Fuji Xerox's efforts to develop "green" products, its copy machines and other products/technologies won the "Energy Conservation Prize" for seven consecutive years.

More detailed information on the Fujifilm Group's CSR activities can be found at http://www.fujifilm.com/about/sustainability/

Shift to a Holding Company Structure

Fujifilm will move to a holding company structure on October 1, 2006. The Company regards the present time as a period of "Second Foundation." While proactively and resolutely pursuing the expansion of growing businesses and the creation of new businesses and products, it aims to optimize operations and create further synergies in the entire Fujifilm Group to further accelerate this drive.

Fuji Photo Film Co., Ltd. will be renamed FUJIFILM Holdings Corporation on October 1, 2006 and be responsible for overall management of the Fujifilm Group. The Fujifilm Group will thus move to a new Group management structure centered on FUJIFILM Holdings Corporation, under which there will be two major operating companies: FUJIFILM Corporation, a new company to be established to take over businesses from Fuji Photo Film Co., Ltd., and Fuji Xerox Co., Ltd.

Management Structure of Fujifilm Group



Before Holding Company Structure
Holding Company Structure
Holding Company
FUJIFILM Holdings Corporatio
Fuji Photo Film Co., Ltd.
Renamed
Businesses Succeeded
●Reinforce overall management of Group
• Optimize resource allocation
• Increase areas of synergy among Group companies
• Develop and effectively use human resources
• Improve efficiency of common operations
●Reinforce corporate governance system for Group management
75%
Subsidiaries
Fuji Xerox Co., Ltd.
25%
Subsidiaries
100%
75%
Operating Companies
Newly established
JIFILM Corporati
Fuji Xerox Co., Ltd.
U.K.-based Xerox Limited
(100% subsidiary of U.S.-based Xerox Corporation)
Subsidiaries
Subsidiaries
25%
U.K.-based Xerox Limited

%: shareholding ratio

TOPICS

A "Second Foundation" Under a New Company Name

Fujifilm is expanding the scope of its operations beyond photography. It has expanded its business domains by adding a diverse range of advanced technologies to the core technologies accumulated in photography. These businesses include flat panel display materials, such as TAC film for protecting polarizers; medical imaging and life science; graphic arts; and the documents business, mainly copy machines and printers. The company names to be adopted on the shift to a holding company structure—FUJIFILM Holdings Corporation and FUJIFILM Corporation—reflect these actions. We were also determined to continue using the name FUJIFILM, which is a well-established corporate brand with a global reputation for reliability and high quality.

FUJIFILM

We will adopt a new corporate brand logo along with a new company name.

Priority Issues in the VISION75 (2006) Medium-term Management Plan

Using shift to a holding company structure to further strengthen consolidated management system and emphasize overall optimization and thereby maximize the value of the Fujifilm Group

By moving to a holding company structure, we will more thoroughly implement the enhancement of consolidated management, one of the core strategies outlined in the medium-term management plan, and establish a new management structure focused on the growth of the entire Group. FUJIFILM Holdings Corporation will play a supervisory role in the management of the entire Group. It has the following aims:

Strengthen Strategic Management of the Group

FUJIFILM Holdings Corporation will oversee strategic planning for the entire Group, including operating companies FUJIFILM Corporation and Fuji Xerox Co., Ltd., as well as other subsidiaries. In this way, it will endeavor to establish competitive advantages in each business from more of a Group-wide standpoint.

Optimize Resource Allocation

As with Group strategy, the holding company will allocate resources by emphasizing overall optimization. In addition, the new structure will allow for quicker and smoother implementation of business reorganization and structural reforms, including business alliances and divestitures.

Increase Areas of Synergy, Enhance Development and Effective Use of Human Resources, and Improve Efficiency of Common Operations

The new structure will promote an increase in areas of synergy among Group companies, personnel exchange within the Group, and improved efficiency by consolidating common operations.


Increase
Corporate Value
of the Fujifilm Group
FUJIFILM
Holdings
Corporation
FUJIFILM
Corporation
Fuji Xerox Co., Ltd.
Personnel
Technologies
Resources
Operations

Reinforce Corporate Governance System for Group Management

With the aim of ensuring the smooth execution of the holding company's functions, we have reviewed the corporate governance system for Group management. The board of directors of FUJIFILM Holdings Corporation will comprise members selected from both Fuji Photo Film Co., Ltd. and Fuji Xerox Co., Ltd. In addition, we appointed an outside director for the first time to further enhance management transparency.

TOPICS



Move to New Office in 2007

We plan to concentrate the head office functions of FUJIFILM Holdings Corporation, FUJIFILM Corporation and Fuji Xerox Co., Ltd. in the West Building of the Tokyo Midtown, which is under construction in Roppongi, Tokyo. We will use this opportunity to strengthen the Group management system, promote further strategic collaboration between both operating companies, and realize more concrete synergies.

Board of Directors, Executive Officers, and Corporate Auditors

(As of June 29, 2006)

Board of Directors


Shigetaka Komori
President and Chief Executive Officer, Representative Director


Toshio Takahashi
Chief Financial Officer, Representative Director


Hisatoyo Kato
Director


Tadashi Sasaki
Director


Shinpei Ikenoue
Director


Kohtaro Nakamura
Director


Nobuhira Takagi
Director


Koji Kamiyama
Director


Tsutomu Sugisaki
Director


Noboru Sasaki
Director


Hisamasa Abe
Director


Akio Mitsui
Director


Yuzo Toda
Director

Executive Officers

President and Chief Executive Officer
Shigetaka Komori

Executive Vice President
Toshio Takahashi

Senior Vice Presidents
Hisatoyo Kato
Tadashi Sasaki
Shinpei Ikenoue
Kohtaro Nakamura

Corporate Vice Presidents
Nobuhira Takagi
Koji Kamiyama
Tsutomu Sugisaki
Noboru Sasaki
Hisamasa Abe
Akio Mitsui
Yuzo Toda
Yasutomo Maeda
Shigehisa Shimizu
Kozo Sato
Yasushi Miyaoka
Masahiro Kosaka
Tadashi Ogawa
Taizo Mori
Yoshiyuki Uchiyama
Shigehiro Nakajima
Takeshi Higuchi
Nobuhisa Sekiguchi
Yoshikazu Aoki
Nobuaki Inoue
Toshiaki Suzuki
Kouichi Tamai

Fellows
Shunji Takada
Yukio Shinagawa

Corporate Auditors

Keiichi Inuzuka
Masahiro Miki
Kiichiro Furusawa
Daisuke Ogawa

Directors and Corporate Auditors of FUJIFILM Holdings Corporation (the Company after the enforcement of the company split) scheduled for October 1, 2006, will be as follows:

FUJIFILM Holdings Corporation:
Directors: Shigetaka Komori, Toshio Takahashi, Hisatoyo Kato, Tadashi Sasaki, Shinpei Ikenoue, Kohtaro Nakamura, Toshio Arima, Nobuoki Okamura, Teisuke Kitayama
Corporate Auditors: Keiichi Inuzuka, Masahiro Miki, Kiichiro Furusawa, Daisuke Ogawa

Financial Section

Contents

Results of Operations

Revenue and Ratio of Cost of Sales to Revenue
(Billions of yen, %)



2,407.5
2,511.9
2,566.7
2,527.3
2,667.4
58.3
58.7
58.6
59.8
'02
'03
'04
'05
'06

[ ] Revenue
Ratio of cost of sales to revenue

Revenue

During the fiscal year ended March 31, 2006, a decrease in revenue in the Imaging Solutions segment was outweighed by such positive factors as higher sales volume in the Information Solutions and Document Solutions segments as well as the beneficial effects of exchange rate movements. As a result, consolidated revenue increased 5.5%, or ¥140.1 billion, to ¥2,667.4 billion, from ¥2,527.3 billion in the previous fiscal year. Domestic revenue rose 1.3%, to ¥1,329.2 billion, and overseas revenue grew 10.1%, to ¥1,338.2 billion. The effective currency exchange rates were ¥113=US$1, a ¥5 depreciation of the yen compared with the previous fiscal year, and ¥138=1 euro, a ¥3 depreciation of the yen.

Operating Income and Ratio of Operating Income to Revenue
(Billions of yen, %)



172.7
164.4
184.9
164.4
70.4
7.2
6.5
7.2
6.5
'02
'03
'04
'05
'06

[ ] Operating income
Ratio of operating income to revenue

Operating Income

SG&A expenses decreased 4.2%, or ¥32.2 billion, to ¥735.1 billion, the result mainly of the recognition of a settlement loss on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities in the previous fiscal year. On the other hand, expenses increased owing to the cutover of the mission-critical information system in the Document Solutions segment and the reinforcement of the overseas sales network. The SG&A expense ratio was 27.6%. R&D expenses increased 8.4%, or ¥14.1 billion, to ¥182.1 billion, causing the R&D expense ratio to rise 0.2 percentage point, to 6.8%.

Operating income decreased 57.2%, or ¥94.0 billion, to ¥70.4 billion, from ¥164.4 billion in the previous fiscal year. Operating income was positively affected by cost reductions stemming from such factors as an improvement in production efficiency, a decrease in procurement costs, and the prioritized use of expenses. However, these factors were offset by increased costs resulting from rises in the prices of major raw materials, an ¥86.0 billion charge for structural reform in the Imaging Solutions segment and a gain on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities in the previous fiscal year.

Income Before Income Taxes and Ratio of Income Before Income Taxes to Revenue
(Billions of yen, %)



159.5
120.5
164.9
162.3
79.6
6.6
4.8
6.4
6.4
'02
'03
'04
'05
'06

[ ] Income before income taxes
Ratio of income before income taxes to revenue

Year ended March 31

Income Before Income Taxes

The Company posted nonoperating income of ¥9.2 billion, compared to a nonoperating expense of ¥2.1 billion in the previous fiscal year. Reflecting changes in the foreign exchange settlement account and in the valuation of foreign currency assets at the fiscal year-end, foreign exchange gains (losses), net, increased ¥5.7 billion, to a gain of ¥7.5 billion. Interest and dividend income rose ¥2.0 billion, to ¥8.1 billion. Income before income taxes declined 51.0%, or ¥82.7 billion, to ¥79.6 billion.

Net Income and Ratio of Net Income to Revenue
(Billions of yen, %)


81.3
3.4
48.5
1.9
82.3
3.2
84.5
3.3
37.0
1.4
'02 '03 '04 '05 '06

[ ] Net income
Ratio of net income to revenue

Return on Equity
(%)


4.9
2.9
4.8
4.7
1.9
'02 '03 '04 '05 '06

Return on equity

Net Income

Income taxes decreased 45.2%, or ¥28.8 billion, to ¥35.0 billion. The effective tax rate rose from 39.4% in the previous fiscal year to 44.0% in the fiscal year under review. The statutory tax rate for the fiscal year was 40.6%, but the effective rate was increased by such factors as expenses not deductible for tax purposes, including impairment losses for goodwill. Minority interests, mainly attributed to Fuji Xerox Co., Ltd. and its subsidiaries, decreased ¥5.3 billion, to ¥12.8 billion. Equity in net earnings of affiliated companies increased ¥1.1 billion, to ¥5.2 billion. Net income declined 56.2%, or ¥47.5 billion, to ¥37.0 billion, and net income per share decreased to ¥72.65, from ¥164.78.

Segment Information

Segment Revenue and Component Ratio
(Billions of yen, %)


32.6
784.6
28.5
685.3
38.9
937.6
33.1
831.0
28.8
724.3
38.1
956.6
31.8
815.5
29.4
755.1
38.8
996.1
29.4
743.0
30.4
768.6
40.2
1,015.7
25.8
689.4
32.9
877.3
41.3
1,100.7
'02 '03 '04 '05 '06

[ ] Imaging Solutions
Information Solutions
[ ] Document Solutions

Imaging Solutions

Consolidated revenue in this segment fell 7.2%, or ¥53.6 billion, to ¥689.4 billion. Sales of digital camera models, particularly high-sensitivity models, recorded a sharp turnaround, especially in Japan. However, color film and digital minilab sales declined due to weaker demand. The segment operating loss increased 966.2%, or ¥68.6 billion, to ¥75.7 billion. This increase largely reflected ¥77.4 billion in structural reform expenses.

Information Solutions

Consolidated revenue in this segment rose 14.1%, or ¥108.7 billion, to ¥877.3 billion. Revenue increased mainly due to a sharp rise in sales of flat panel display materials; higher sales of CTP plates in a growing market; robust sales of medical imaging products, including endoscopes and medical diagnostic equipment and materials; and the contribution of sales from consolidated subsidiaries acquired in the latter half of the previous fiscal year. Segment operating income increased 11.2%, or ¥8.0 billion, to ¥79.1 billion. Despite such negative factors as a steep rise in the prices of aluminum for manufacturing printing plates, such as CTP plates, positive contributions came from higher sales of flat panel display materials and an increase in profits on mid-range data storage tapes in the recording media business. Operating income was affected by an expense of ¥8.6 billion that arose from structural reforms related to manufacturing facilities shared with the Imaging Solutions segment.

Document Solutions

Consolidated revenue in this segment grew 8.4%, or ¥85.0 billion, to ¥1,100.7 billion, reflecting higher sales of digital multifunction devices and laser printers, particularly exports to North America and Europe. Segment operating income fell 33.2%, or ¥33.4 billion, to ¥67.0 billion. This decline reflected the fact that operating income in the previous fiscal year included a one-time gain on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities. It also reflected an increase in R&D expenses relating to the development of such strategic new products as color multifunction devices and printers, as well as higher depreciation and amortization expenses related to the cutover of the mission-critical information system.

Year ended March 31		2006	2005	2004
			(Millions of yen)	
Imaging Solutions	Revenue:			
	External customers	**¥ 689,458**	¥ 742,993	¥ 815,527
	Intersegment	**618**	306	1,030
	Total	**690,076**	743,299	816,557
	Operating income (loss)	**(75,713)**	(7,101)	43,475
	Operating margin	**(11.0)%**	(1.0)%	5.3%
Information Solutions	Revenue:			
	External customers	**¥ 877,366**	¥ 768,680	¥ 755,159
	Intersegment	**2,965**	4,414	4,878
	Total	**880,331**	773,094	760,037
	Operating income	**79,056**	71,089	76,380
	Operating margin	**9.0%**	9.2%	10.0%
Document Solutions	Revenue:			
	External customers	**¥1,100,671**	¥1,015,701	¥ 996,039
	Intersegment	**12,478**	13,560	12,557
	Total	**1,113,149**	1,029,261	1,008,596
	Operating income	**67,026**	100,407	65,121
	Operating margin	**6.0%**	9.8%	6.5%

Notes: 1. Operating income (loss) in Imaging Solutions and Information Solutions for the fiscal year ended March 31, 2006 is affected by structural reform expenses of ¥77,401 million and ¥8,642 million, respectively.
2. The effects of Fuji Xerox's employee pension system reform, including the transfer of the substitutional portion of employee pension fund liabilities in the fiscal year ended March 31, 2005, are included in the Document Solutions segment's operating income for the fiscal year ended March 31, 2005.

R&D Expenses and Ratio of R&D Expenses to Revenue
(Billions of yen, %)


146.9
159.1
173.3
168.0
182.1
6.1
6.3
6.7
6.6
6.8
'02
'03
'04
'05
'06
R&D expenses
Ratio of R&D expenses to revenue

Research & Development Activities

To provide new solutions that match user needs in the imaging, information, and document fields, the Fujifilm Group is working to further develop and utilize the unique technologies and know-how it has cultivated in the photographic film field while also proactively conducting R&D related to new digital and networking technologies.

During the fiscal year under review, R&D expenses increased 8.4%, or ¥14.1 billion, to ¥182.1 billion, and the ratio of R&D expense to revenue rose 0.2 percentage point, to 6.8%. By business segment, R&D expenses amounted to ¥32.7 billion in Imaging Solutions, down 22.0%; ¥67.9 billion in Information Solutions, up 24.8%; and ¥81.5 billion in Document Solutions, up 13.7%.

Financial Position

Total Assets and Equity Ratio
(Billions of yen, %)


2,946.4
2,958.3
3,023.5
2,983.4
3,027.4
57.6
56.8
57.9
62.0
64.9
'02
'03
'04
'05
'06
Total assets
Equity ratio

Assets, Liabilities, and Shareholders' Equity

Total assets at the end of the fiscal year amounted to ¥3,027.4 billion, up ¥44.0 billion, or 1.5%, from the previous fiscal year-end. Total liabilities fell ¥74.0 billion, or 7.3%, to ¥944.4 billion, while shareholders' equity increased ¥114.4 billion, or 6.2%, to ¥1,963.5 billion. As a result, the liquidity ratio rose 2.8 percentage points, to 189.9%, the debt ratio fell 7.0 percentage points, to 48.1%, and the equity ratio increased 2.9 percentage points, to 64.9%. Thus, the Company maintained the stability of both its asset liquidity and its capital structure.

Capital Expenditure and Depreciation
(Billions of yen)


155.5
121.8
126.7
127.3
160.7
124.6
157.4
130.4
179.8
156.9
'02
'03
'04
'05
'06

Capital expenditure
Depreciation
(Figures do not include depreciation expense on rental equipment handled by the Document Solutions segment.)

Capital Expenditure and Depreciation

Capital expenditure during the fiscal year increased 14.2%, or ¥22.4 billion, to ¥179.8 billion. In the field of flat panel display materials, Fujifilm worked to increase the manufacturing capacity of FUJIFILM Opto Materials Co., Ltd., a major manufacturing base; and established FUJIFILM Kyushu Co., Ltd., a new manufacturing base in Kumamoto, and proceeded with the construction of manufacturing lines there. In addition, the Company completed the construction of the FUJIFILM Advanced Research Laboratories, which function as the core R&D base for the Fujifilm Group; activities commenced in April 2006.

Total depreciation (excluding depreciation of rental equipment in the Document Solutions segment) increased 20.4%, or ¥26.5 billion, to ¥156.9 billion.

Cash Flow Analysis

Net Cash Provided by Operating Activities
(Billions of yen)


248.2
303.5
327.4
219.4
272.5
'02
'03
'04
'05
'06

Net cash provided by operating activities amounted to ¥272.5 billion, an increase of ¥53.1 billion. During the fiscal year under review, although there were factors that reduced cash, such as a decrease in accrued income taxes and other liabilities as well as an increase in notes and accounts receivable, cash was boosted by such factors as an increase in depreciation and amortization and impairment losses for long-lived assets and goodwill.

Net cash used in investing activities totaled ¥272.1 billion, down ¥40.3 billion. Primary applications of cash included ¥187.0 billion for purchases of property, plant and equipment, ¥58.8 billion for purchases of marketable and investment securities, and ¥16.7 billion for purchases of software. These items were offset in part by ¥83.6 billion in proceeds from sales and maturities of marketable and investment securities. In addition, ¥40.6 billion was used for acquisitions of businesses and minority interests, net of cash acquired.

Net cash used in financing activities totaled ¥80.3 billion, down ¥3.1 billion. A decrease in short-term debt, net and the repayments of long-term debt were the main outflows during the fiscal year under review. Cash dividends paid by the parent company amounted to ¥12.7 billion, approximately the same as in the previous fiscal year.

As a result of these factors and the effect of exchange rate changes on cash and cash equivalents, cash and cash equivalents at the end of the fiscal year under review amounted to ¥218.6 billion, down ¥69.6 billion from the previous fiscal year-end.

Dividends

Fujifilm's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of business while being prepared for sudden changes in the business environment.

In line with this fundamental policy, the Company has set cash dividends applicable to the fiscal year at ¥25 per share.

Business-Related and Other Risks

The following types of risk have the potential for affecting the Fujifilm Group's financial condition and business performance. Text referring to the future is written from the perspective of the end of the fiscal year under review.

(1) Impact of Economic and Exchange Rate Trends on Performance

Fujifilm provides products and services in diverse markets throughout the world, and the share of consolidated sales accounted for by overseas sales was approximately 50% in the fiscal year under review. There is a possibility that performance will be greatly affected by economic conditions throughout the world and particularly by currency exchange rates.

To reduce the impact of currency exchange rates on performance, Fujifilm undertakes hedging measures, primarily using forward exchange contracts for the U.S. dollar and the euro, but currency exchange fluctuations, depending on their degree, still could have an impact on performance.

(2) Competition in Markets

Fujifilm provides diverse digital-related products and services—including digital cameras and other consumer products as well as such commercial-use products as those for medical, graphic arts, and office applications—and, in recent years, the rising and broadening use of digital and networking technologies has led to a sustained rise in the share of digital products and services. In these business fields, although business volume is expanding, the intensification of competition with electronic equipment manufacturers and other companies is leading to falls in the selling prices of products during short periods of time and are also shortening product life cycles. By affecting sales, increasing R&D costs, and exerting other effects, these trends have the potential for reducing profitability. In the future, Fujifilm will continually work to develop products incorporating new technologies and to support the sales of such products with marketing activities, and the success or failure of these activities is expected to have an influence on performance.

(3) Patents and Other Intellectual Property

Fujifilm has diverse patents, know-how, and other intellectual property that enable competitive benefits, but such future events as the expiration of patents and emergence of replacement technologies may make it difficult to maintain competitive superiority.

In the wide range of business fields with which Fujifilm is associated, there are numerous companies with sophisticated and complex technologies, and the number of these technologies is rising rapidly. Developing Fujifilm's business operations sometimes may require the use of other companies' patents, know-how, and other intellectual property, and when negotiations for the use of such intellectual property are not successful there is a potential for performance to be affected. In addition, Fujifilm is developing its business while constantly taking care not to infringe on the intellectual property of other companies, but it must be recognized that in reality it is difficult to completely eliminate the risk of becoming involved with litigation. If Fujifilm becomes involved with litigation, not only litigation costs would arise but also the potential for compensatory payment costs that could have an influence on performance.

(4) Public Regulations

In the regions where Fujifilm is developing its operations, diverse government regulations exist that apply to Fujifilm's operations, such as business and investment permits as well as limits and regulations related to imports and exports. Moreover, Fujifilm is subject to commercial, fair trade, patent, consumer protection, tax, foreign exchange administration, environmental, and other laws and regulations.

If Fujifilm were not to strictly comply with one of these laws or regulations, it could be subject to fines. Moreover, it is possible that these laws and regulations might be tightened or greatly changed, and in such cases it is impossible to deny the possibility that Fujifilm's activities could be limited or that Fujifilm might have to bear greater costs to attain compliance or respond to the changes. Accordingly, these laws and regulations have the potential for affecting Fujifilm's performance.

(5) Manufacturing Operations

As Fujifilm engages in manufacturing operations throughout the world, it is possible that provision of Fujifilm's products could be halted by earthquakes or other natural disasters, the discontinuation of the manufacture of raw materials and components, the bankruptcy of suppliers, terrorist activities, wars, labor strikes, major disease outbreaks, and other factors that cause disorder. It is also possible that a rapid rise in the price of raw materials could affect Fujifilm's performance.

Fujifilm manufactures its products in conformance with rigorous quality control standards, but the possibility of defective products does exist. If Fujifilm were to have to respond to such an event by undertaking product recalls or other actions, Fujifilm's performance might be affected.

(6) Structural Reforms

Fujifilm is proceeding with structural reform measures that involve the manufacturing, marketing, and service activities of Group companies and mergers of Group companies, and it intends to continue such measures with the goal of striving to increase management efficiency. Depending on the degree of progress in structural reforms, it is possible that Fujifilm might bear additional costs that would affect its performance.

Forward-Looking Statements

Forward-looking statements such as those relating to earnings forecasts and other projections contained in this annual report are management's current assumptions and beliefs based on information available at the time. Such forward-looking statements are subject to a number of risks, uncertainties and other factors. Accordingly, actual results may differ materially from those projected due to various factors.

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31				
	2006	2005	2004	2003	2002
	(Millions of yen, except per share figures)				
Results for the year:					
Revenue:					
Domestic	**¥1,329,284**	¥1,311,893	¥1,336,015	¥1,330,119	¥1,355,192
Overseas	**1,338,211**	1,215,481	1,230,710	1,181,802	1,052,325
Total	**¥2,667,495**	¥2,527,374	¥2,566,725	¥2,511,921	¥2,407,517
Cost of sales	**1,593,804**	1,510,681	1,503,843	1,474,551	1,403,571
Operating expenses:					
Selling, general and administrative	**735,058**	767,363	704,659	765,987	684,370
Research and development	**182,154**	168,017	173,323	159,119	146,881
Restructuring and other charges	**86,043**	—	—	—	—
Subsidy related to transfer of the substitutional portion of employee pension fund liabilities	**—**	(83,129)	—	(52,136)	—
Operating income	**70,436**	164,442	184,900	164,400	172,695
Interest and dividend income	**8,133**	6,080	4,246	3,909	5,577
Interest expense	**(3,886)**	(4,668)	(5,459)	(6,674)	(9,289)
Income before income taxes	**79,615**	162,346	164,948	120,513	159,549
Income before minority interests and equity in net earnings of affiliated companies	**44,591**	98,457	92,659	60,230	88,696
Net income	**37,016**	84,500	82,317	48,579	81,331
Capital expenditure	**¥ 179,808**	¥ 157,420	¥ 160,740	¥ 127,319	¥ 155,525
Depreciation (Note 1)	**156,928**	130,360	124,634	126,695	121,777
Net cash provided by operating activities	**272,558**	219,361	327,358	303,500	248,185
Per share of common stock (¥/$):					
Net income (Note 2)	**¥ 72.65**	¥ 164.78	¥ 160.38	¥ 94.51	¥ 158.05
Cash dividends (Note 3)	**25.00**	25.00	25.00	25.00	25.00
Shareholders' equity (Note 4)	**¥ 3,848.32**	¥ 3,630.67	¥ 3,409.80	¥ 3,274.17	¥ 3,300.45
Stock price at year-end	**3,930**	3,920	3,310	3,640	4,170
PER (Price-to-Earnings Ratio)	**54.09**	23.79	20.64	38.51	26.38
PBR (Price-to-Book Value Ratio)	**1.02**	1.08	0.97	1.11	1.26
Year-end financial position:					
Total assets	**¥3,027,491**	¥2,983,457	¥3,023,509	¥2,958,317	¥2,946,362
Long-term debt	**74,329**	96,040	116,823	124,404	137,446
Total shareholders' equity	**1,963,497**	1,849,102	1,749,882	1,680,611	1,698,063
Average number of shares outstanding (in thousands)	**509,525**	512,801	513,252	514,011	514,583
Number of employees	**75,845**	75,638	73,164	72,633	72,569

See notes on page 41.

Year ended March 31					
2001	2000	1999	1998	1997	**2006**
(Millions of yen, except per share figures)					(Thousands of U.S. dollars, except per share figures) *(Note 5)*
¥ 656,059	¥ 635,588	¥ 618,719	¥ 636,755	¥ 645,559	**$11,361,402**
727,310	713,253	768,307	694,861	567,406	**11,437,701**
¥1,383,369	¥1,348,841	¥1,387,026	¥1,331,616	¥1,212,965	**$22,799,103**
803,460	774,757	779,985	735,953	681,030	**13,622,257**
351,033	344,424	356,967	338,920	291,315	**6,282,547**
79,144	81,725	84,740	81,043	75,924	**1,556,872**
—	—	—	—	—	**735,410**
—	—	—	—	—	**—**
149,732	147,935	165,334	175,700	164,696	**602,017**
8,180	6,975	11,298	10,479	10,247	**69,513**
(11,093)	(9,957)	(11,994)	(11,524)	(11,705)	**(33,214)**
199,661	137,405	138,591	162,756	161,693	**680,470**
113,126	74,763	69,169	78,044	76,205	**381,120**
117,900	84,895	74,709	91,280	85,349	**316,376**
¥ 118,786	¥ 91,313	¥ 115,536	¥ 112,800	¥ 97,315	**$ 1,536,821**
82,063	82,770	83,377	77,818	73,761	**1,341,265**
140,454	212,306	157,159	147,000	151,736	**2,329,556**
¥ 229.11	¥ 164.97	¥ 145.17	¥ 177.38	¥ 165.85	**$ 0.62**
22.50	22.50	22.50	22.50	22.00	**0.21**
¥ 3,157.55	¥ 3,060.68	¥ 2,893.82	¥ 2,842.91	¥ 2,684.52	**$ 32.89**
4,640	4,520	4,480	4,960	4,070	**33.59**
20.25	27.40	30.86	27.96	24.54	
1.47	1.48	1.55	1.74	1.52	
¥2,830,313	¥2,235,812	¥2,165,695	¥2,173,989	¥2,038,382	**$25,875,991**
81,246	20,897	47,363	53,113	47,036	**635,291**
1,624,856	1,575,065	1,489,194	1,463,014	1,381,458	**16,782,026**
514,603	514,612	514,615	514,610	514,607	
70,722	37,151	37,551	36,580	33,154	

Notes:
1. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.
2. The computation of net income per share is based on the average number of shares outstanding during each period.
3. Cash dividends per share represent the amount declared per share for the respective period.
4. The computation of shareholders' equity per share is based on the number of shares outstanding at the end of each period.
5. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥117=US$1, the exchange rate prevailing on March 31, 2006.
6. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of Fuji Xerox was consolidated and the consolidated statements of income were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the consolidated statements of income of Fuji Xerox were consolidated in the income statements.

Consolidated Balance Sheets

Fuji Photo Film Co., Ltd. and Subsidiaries

Assets	March 31 2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Current assets:			
Cash and cash equivalents	¥ 218,598	¥ 288,157	$ 1,868,359
Marketable securities (Note 4)	69,829	65,729	596,829
Notes and accounts receivable (Note 5):			
Trade and finance	548,586	516,228	4,688,769
Affiliated companies	33,272	31,514	284,376
Allowance for doubtful receivables	(15,543)	(14,517)	(132,846)
Inventories (Note 6)	385,463	371,365	3,294,556
Deferred income taxes (Note 11)	96,030	88,795	820,769
Prepaid expenses and other	36,225	25,997	309,615
Total current assets	1,372,460	1,373,268	11,730,427
Investments and long-term receivables:			
Investments in and advances to affiliated companies (Note 7)	54,283	46,563	463,957
Investment securities (Note 4)	310,152	279,895	2,650,872
Long-term finance and other receivables (Note 5)	102,773	97,029	878,402
Allowance for doubtful receivables	(4,357)	(4,946)	(37,239)
	462,851	418,541	3,955,992
Property, plant and equipment (Note 9):			
Land	77,469	74,915	662,128
Buildings	602,585	570,140	5,150,299
Machinery and equipment	1,647,474	1,596,768	14,080,975
Construction in progress	41,742	49,002	356,769
	2,369,270	2,290,825	20,250,171
Less accumulated depreciation	(1,617,885)	(1,543,613)	(13,828,077)
	751,385	747,212	6,422,094
Other assets:			
Goodwill, net (Notes 8 and 16)	233,547	227,775	1,996,128
Other intangible assets, net (Notes 8,10 and 16)	52,767	48,851	451,000
Deferred income taxes (Note 11)	38,217	47,750	326,641
Other	116,264	120,060	993,709
	440,795	444,436	3,767,478
Total assets	¥3,027,491	¥2,983,457	$25,875,991

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	March 31		
	2006	2005	**2006**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current liabilities:			
Short-term debt (Note 9)	**¥ 99,088**	¥ 123,592	**$ 846,906**
Notes and accounts payable:			
Trade	**255,423**	274,260	**2,183,103**
Construction	**49,764**	47,846	**425,333**
Affiliated companies	**7,322**	10,035	**62,581**
Accrued income taxes (Note 11)	**36,547**	31,193	**312,367**
Accrued liabilities (Note 17)	**214,993**	192,809	**1,837,547**
Other current liabilities (Note 11)	**59,769**	54,365	**510,846**
Total current liabilities	**722,906**	734,100	**6,178,683**
Long-term debt (Notes 9 and 15)	**74,329**	96,040	**635,291**
Accrued pension and severance costs (Note 10)	**44,215**	105,084	**377,906**
Deferred income taxes (Note 11)	**64,348**	48,224	**549,983**
Customers' guarantee deposits and other (Note 7)	**38,647**	34,941	**330,316**
Minority interests in subsidiaries	**119,549**	115,966	**1,021,786**
Commitments and contingent liabilities (Note 14)			
Shareholders' equity (Note 12):			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	**40,363**	40,363	**344,983**
Additional paid-in capital	**68,412**	68,135	**584,718**
Retained earnings	**1,818,610**	1,794,385	**15,543,675**
Accumulated other comprehensive income (loss) (Note 13)	**52,917**	(33,525)	**452,282**
Treasury stock, at cost (4,403,655 shares in 2006; 5,325,736 shares in 2005)	**(16,805)**	(20,256)	**(143,632)**
Total shareholders' equity	**1,963,497**	1,849,102	**16,782,026**
Total liabilities and shareholders' equity	**¥3,027,491**	¥2,983,457	**$25,875,991**

Consolidated Statements of Income

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2006	2005	2004	**2006**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Revenue:				
Sales	**¥2,300,842**	¥2,172,003	¥2,212,387	**$ 19,665,316**
Rentals	**366,653**	355,371	354,338	**3,133,787**
	2,667,495	2,527,374	2,566,725	**22,799,103**
Cost of sales:				
Sales	**1,435,757**	1,365,601	1,364,537	**12,271,428**
Rentals	**158,047**	145,080	139,306	**1,350,829**
	1,593,804	1,510,681	1,503,843	**13,622,257**
Gross profit	**1,073,691**	1,016,693	1,062,882	**9,176,846**
Operating expenses:				
Selling, general and administrative (Note 10)	**735,058**	767,363	704,659	**6,282,547**
Research and development	**182,154**	168,017	173,323	**1,556,872**
Restructuring and other charges (Note 17)	**86,043**	—	—	**735,410**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities (Note 10)	**—**	(83,129)	—	**—**
Operating income	**70,436**	164,442	184,900	**602,017**
Other income (expenses):				
Interest and dividend income	**8,133**	6,080	4,246	**69,513**
Interest expense	**(3,886)**	(4,668)	(5,459)	**(33,214)**
Foreign exchange gains (losses), net	**7,526**	1,862	(4,835)	**64,325**
Other, net	**(2,594)**	(5,370)	(13,904)	**(22,171)**
	9,179	(2,096)	(19,952)	**78,453**
Income before income taxes	**79,615**	162,346	164,948	**680,470**
Income taxes (Note 11):				
Current	**52,756**	55,083	70,657	**450,906**
Deferred	**(17,732)**	8,806	1,632	**(151,556)**
	35,024	63,889	72,289	**299,350**
Income before minority interests and equity in net earnings of affiliated companies	**44,591**	98,457	92,659	**381,120**
Minority interests	**(12,785)**	(18,103)	(13,289)	**(109,274)**
Equity in net earnings of affiliated companies	**5,210**	4,146	2,947	**44,530**
Net income	**¥ 37,016**	¥ 84,500	¥ 82,317	**$ 316,376**
	(Yen)			(U.S. dollars) *(Note 3)*
Amounts per share of common stock:				
Net income	**¥ 72.65**	¥ 164.78	¥ 160.38	**$ 0.62**
Cash dividends declared	**25.00**	25.00	25.00	**0.21**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Fuji Photo Film Co., Ltd. and Subsidiaries

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
	(Millions of yen)					
Balance at March 31, 2003	¥ 40,363	¥ 68,135	¥ 1,653,221	¥ (76,243)	¥ (4,865)	¥1,680,611
Comprehensive income:						
Net income	—	—	82,317	—	—	82,317
Net increase in unrealized gains on securities	—	—	—	21,028	—	21,028
Foreign currency translation adjustments	—	—	—	(34,379)	—	(34,379)
Minimum pension liability adjustments	—	—	—	13,573	—	13,573
Change in net unrealized gains (losses) on derivatives	—	—	—	(100)	—	(100)
Net comprehensive income						82,439
Purchases of stock for treasury	—	—	—	—	(521)	(521)
Sales of stock from treasury	—	—	(13)	—	199	186
Dividends applicable to earnings of the year	—	—	(12,833)	—	—	(12,833)
Balance at March 31, 2004	40,363	68,135	1,722,692	(76,121)	(5,187)	1,749,882
Comprehensive income:						
Net income	—	—	84,500	—	—	84,500
Net increase in unrealized gains on securities	—	—	—	2,948	—	2,948
Foreign currency translation adjustments	—	—	—	12,669	—	12,669
Minimum pension liability adjustments	—	—	—	26,801	—	26,801
Change in net unrealized gains (losses) on derivatives	—	—	—	178	—	178
Net comprehensive income						127,096
Purchases of stock for treasury	—	—	—	—	(15,370)	(15,370)
Sales of stock from treasury	—	—	(25)	—	301	276
Dividends applicable to earnings of the year	—	—	(12,782)	—	—	(12,782)
Balance at March 31, 2005	40,363	68,135	1,794,385	(33,525)	(20,256)	1,849,102
Comprehensive income:						
Net income	—	—	**37,016**	—	—	**37,016**
Net increase in unrealized gains on securities	—	—	—	**27,311**	—	**27,311**
Foreign currency translation adjustments	—	—	—	**37,323**	—	**37,323**
Minimum pension liability adjustments	—	—	—	**21,822**	—	**21,822**
Change in net unrealized gains (losses) on derivatives	—	—	—	**(14)**	—	**(14)**
Net comprehensive income						**123,458**
Purchases of stock for treasury	—	—	—	—	**(80)**	**(80)**
Sales of stock from treasury	—	—	**(46)**	—	**3,531**	**3,485**
Dividends applicable to earnings of the year	—	—	**(12,745)**	—	—	**(12,745)**
Other	—	**277**	—	—	—	**277**
Balance at March 31, 2006	**¥ 40,363**	**¥ 68,412**	**¥1,818,610**	**¥ 52,917**	**¥(16,805)**	**¥1,963,497**
	(Thousands of U.S. dollars) *(Note 3)*					
Balance at March 31, 2005	$344,983	$582,350	$15,336,624	$(286,538)	$(173,128)	$15,804,291
Comprehensive income:						
Net income	—	—	**316,376**	—	—	**316,376**
Net increase in unrealized gains on securities	—	—	—	**233,427**	—	**233,427**
Foreign currency translation adjustments	—	—	—	**319,000**	—	**319,000**
Minimum pension liability adjustments	—	—	—	**186,513**	—	**186,513**
Change in net unrealized gains (losses) on derivatives	—	—	—	**(120)**	—	**(120)**
Net comprehensive income						**1,055,196**
Purchases of stock for treasury	—	—	—	—	**(684)**	**(684)**
Sales of stock from treasury	—	—	**(393)**	—	**30,180**	**29,787**
Dividends applicable to earnings of the year	—	—	**(108,932)**	—	—	**(108,932)**
Other	—	**2,368**	—	—	—	**2,368**
Balance at March 31, 2006	**$344,983**	**$584,718**	**$15,543,675**	**$452,282**	**$(143,632)**	**$16,782,026**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2006	2005	2004	**2006**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Operating activities				
Net income	**¥ 37,016**	¥ 84,500	¥ 82,317	**$ 316,376**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**225,434**	182,286	172,622	**1,926,786**
Impairment losses for long-lived assets and goodwill	**42,121**	—	—	**360,009**
Deferred income taxes	**(17,732)**	8,806	1,632	**(151,556)**
Minority interests	**12,785**	18,103	13,289	**109,274**
Equity in net earnings of affiliated companies, less dividends received	**(3,899)**	(2,031)	(667)	**(33,325)**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities	**—**	(83,129)	—	**—**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**(7,223)**	19,593	(20,519)	**(61,735)**
Inventories	**15,118**	(5,964)	174	**129,214**
Notes and accounts payable—trade	**(33,486)**	(23,320)	19,719	**(286,205)**
Accrued income taxes and other liabilities	**(9,909)**	20,869	40,481	**(84,692)**
Other	**12,333**	(352)	18,310	**105,410**
Net cash provided by operating activities	**272,558**	219,361	327,358	**2,329,556**
Investing activities				
Purchases of property, plant and equipment	**(186,980)**	(150,915)	(160,070)	**(1,598,120)**
Purchases of software	**(16,693)**	(33,050)	(37,367)	**(142,675)**
Proceeds from sales and maturities of marketable and investment securities	**83,629**	40,733	46,672	**714,778**
Purchases of marketable and investment securities	**(58,757)**	(85,287)	(16,634)	**(502,197)**
(Increase) decrease in investments in and advances to affiliated companies	**(19,237)**	(1,156)	1,702	**(164,419)**
Acquisitions of businesses and minority interests, net of cash acquired	**(40,587)**	(58,010)	(21,901)	**(346,897)**
Other	**(33,504)**	(24,716)	(19,588)	**(286,359)**
Net cash used in investing activities	**(272,129)**	(312,401)	(207,186)	**(2,325,889)**
Financing activities				
Proceeds from long-term debt	**1,728**	1,940	6,604	**14,769**
Repayments of long-term debt	**(21,452)**	(19,085)	(25,787)	**(183,350)**
Decrease in short-term debt, net	**(43,119)**	(31,042)	(27,615)	**(368,538)**
Cash dividends paid	**(12,734)**	(12,831)	(12,833)	**(108,838)**
Cash dividends paid to minority interests	**(4,941)**	(7,091)	(3,550)	**(42,231)**
Purchases of stock for treasury, net	**209**	(15,297)	(335)	**1,786**
Net cash used in financing activities	**(80,309)**	(83,406)	(63,516)	**(686,402)**
Effect of exchange rate changes on cash and cash equivalents	**10,321**	2,839	(5,022)	**88,214**
Net increase (decrease) in cash and cash equivalents	**(69,559)**	(173,607)	51,634	**(594,521)**
Cash and cash equivalents at beginning of year	**288,157**	461,764	410,130	**2,462,880**
Cash and cash equivalents at end of year	**¥218,598**	¥288,157	¥461,764	**$ 1,868,359**
Supplemental disclosures of cash flow information				
Cash paid for:				
Interest	**¥ 5,640**	¥ 6,838	¥ 7,301	**$ 48,205**
Income taxes	**50,811**	69,460	44,949	**434,282**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Fuji Photo Film Co., Ltd. and Subsidiaries March 31, 2006

1. Nature of Operations

Fuji Photo Film Co., Ltd. (the "Company") is engaged in imaging, information and document solutions. "Imaging Solutions" develops, manufactures, markets and services color films, digital cameras, color paper and related products. "Information Solutions" develops, manufactures, markets and services system devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media and related products. "Document Solutions" develops, manufactures, markets and services office copy machines, printers, consumables and other related products and services. The Company and its subsidiaries operate throughout the world, generating approximately 50% of its worldwide revenue outside Japan, predominantly in North America, Europe and Asia. The Company's principal manufacturing operations are located in Japan, the United States of America, Brazil, Germany, the Netherlands, Singapore and China.

2. Summary of Significant Accounting Policies

The Company and its domestic subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The Company's foreign subsidiaries maintain their records and prepare their financial statements in conformity with the conventions of their countries of domicile. Certain reclassifications and adjustments have been incorporated in the consolidated financial statements to conform them to accounting principles generally accepted in the United States of America. These adjustments have not been recorded in the Company's or subsidiaries' statutory books of account.

Significant accounting policies, after reflecting the adjustments referred to above, are summarized as follows:

Principles of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all entities that the Company directly or indirectly controls. All significant intercompany transactions and accounts have been eliminated.

The Company's investments in affiliated companies (20% to 50% owned companies), in which the ability to exercise significant influence exists, are accounted for by the equity method. Consolidated net income includes the Company's equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosure in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translations

The Company's foreign subsidiaries generally use the local currency as their functional currency. Accordingly, assets and liabilities are translated into the reporting currency using exchange rates in effect at the balance sheet date and income and expenses are translated using average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in other comprehensive income (loss), a separate component of shareholders' equity.

Assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using exchange rates in effect at the respective balance sheet dates with the resulting gains or losses included in operations.

Cash Equivalents

The Company considers all highly liquid investments which are readily convertible into cash and that have original maturities of three months or less to be cash equivalents.

Marketable Securities and Investment Securities

The Company has designated their marketable securities and investment securities as available-for-sale, which are carried at their fair value with changes in unrealized gains or losses reported in other comprehensive income (loss), net of applicable taxes. The Company records an impairment loss to earnings when a decline in value of the marketable security is deemed to be other-than-temporary. In determining whether such a decline is other-than-temporary, the Company evaluates various factors including the length of time, the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investee as well as the Company's intent and ability to retain the investment for a period of time sufficient to allow any expected recovery in fair value. The cost of securities sold is based on the average-cost method. Dividends on available-for-sale securities are included in "Interest and dividend income" in other income (expenses).

Allowance for Doubtful Receivables

Allowances for doubtful trade, finance and other receivables are determined based on a combination of historical experience, aging analysis and any specific known troubled accounts.

Inventories

Inventories are valued at the lower of cost or market with cost being determined principally by the moving-average method. Periodically, the Company reviews inventories for obsolete, slow-moving or excess amounts and if required, provides an allowance to recognize their estimated net realizable values.

Property, Plant and Equipment and Depreciation

Property, plant and equipment is carried at cost, less accumulated depreciation computed primarily by the declining-balance method and, for certain foreign subsidiaries, by the straight-line method. Estimated useful lives for buildings are primarily 15 to 50 years and for machinery and equipment are 2 to 15 years.

Machinery and equipment includes machines rented to customers under operating leases with a cost and accumulated depreciation of ¥88,471 million ($756,162 thousand) and ¥57,063 million ($487,718 thousand) as of March 31, 2006 and ¥85,029 million and ¥52,488 million as of March 31, 2005, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets principally consist of costs allocated to technology-based intangibles, customer-related intangibles and long-term product supply agreements.

Under Statement of Financial Accounting Standards Board ("SFAS") No. 142 "Goodwill and Other Intangible Assets," goodwill and other indefinite lived intangible assets are tested annually, as of January 1, for impairment. Impairment tests for goodwill are performed based on present value of estimated future cash flows on each reporting unit. The discount rate used is based on the reporting unit's weighted average cost of capital. In addition to the annual impairment test, an interim test for goodwill impairment would be performed if events occur or circumstances indicate that the carrying value may not be recoverable. Intangible assets other than those with an indefinite life are amortized on a straight-line basis over their estimated useful lives.

Capitalized Software Costs

The Company capitalizes certain software development costs in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company also follows accounting guidelines as specified in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software of 3 to 5 years. As of March 31, 2006 and 2005, aggregate capitalized software costs amounted to ¥95,237 million ($813,991 thousand) and ¥99,465 million, respectively, net of accumulated amortization of ¥66,889 million ($571,701 thousand) and ¥52,961 million, respectively, which included capitalized software to be sold of ¥11,589 million ($99,051 thousand) and ¥9,753 million, respectively, net of accumulated amortization of ¥14,505 million ($123,974 thousand) and ¥9,991 million, respectively. Capitalized software costs are included in other assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, excluding goodwill and other intangible assets not being amortized, for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. If an evaluation is required, the estimated undiscounted future cash flows associated with the assets would be compared to the assets' carrying amount to determine if a writedown is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of the assets would be reduced to their estimated fair value. In determining the fair value, the Company uses quoted market prices in active markets or other valuation methods, if quoted market prices are unavailable, primarily based on the estimated discounted future cash flows expected to result from the use of the assets and their eventual disposition.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the products or services have been provided to customers, the sales price is fixed or determinable, and collectibility is reasonably assured.

The above conditions are generally met when products are delivered to customers for product sales, services are performed or at the inception of leases for revenue from sales-type leases. Interest income on sales-type leases is recognized using the effective interest method with the allocation based on the net investment in outstanding leases and is included in revenue. Rentals from operating leases are recognized as earned over the respective lease terms.

Costs incurred by the Company in connection with sales incentives related to purchase or promotion of the Company's products are classified as reduction of revenue in accordance with Emerging Issues Task Force ("EITF") 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such costs include the estimated cost of promotional discount, dealer price protection, dealer volume rebates and cash discounts. These costs are mainly based on claims from customers/dealers or amount calculated in accordance with agreements.

The Company sells certain products and services under bundled contract agreements which contain multiple deliverable elements as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The Company has recognized revenue from the sale of such products upon delivery and acceptance by customers and such services upon customers' usage.

Product Warranties

The Company provides product warranties for certain of its products. These warranties generally extend for periods of one year from the date of sale. A liability for expected warranty costs and additional service actions is accrued at the time that the related revenue is recognized. In estimating the warranty liability, historical experience is considered.

Shipping and Handling Costs

Shipping and handling costs of ¥67,676 million ($578,427 thousand), ¥60,511 million and ¥56,914 million for the years ended March 31, 2006, 2005 and 2004, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to ¥39,380 million ($336,581 thousand), ¥47,561 million and ¥45,421 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

Derivative Financial Instruments

The Company recognizes all derivative financial instruments, such as interest rate swaps, cross currency interest rate swaps, forward foreign exchange contracts, and currency swaps in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Changes in fair values of derivatives, which are not designated or qualified as hedges, are reported in income.

Net Income per Share

The amounts per share of net income are based on the weighted average number of shares of common stock outstanding during the year.

Reclassification

Certain reclassifications to prior years' consolidated financial statements and related footnote amounts have been made to conform with the presentation in the current year.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The adoption of SFAS 151 did not have a material impact on the company's results of operations and financial condition of the Company.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements," and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The adoption of SFAS 154 did not have a material impact on the company's consolidated results of operations and financial condition of the Company.

3. U.S. Dollar Amounts

Solely for the convenience of the reader and as a matter of arithmetical computation only, the 2006 amounts in the consolidated financial statements have been translated from Japanese yen into U.S. dollars at the rate of ¥117 = U.S.$1.00, the exchange rate prevailing on March 31, 2006. The translation should not be construed as a representation that Japanese yen could be converted into U.S. dollars at this or any other rate.

4. Investments in Debt and Equity Securities

The cost, gross unrealized gains, gross unrealized losses and estimated fair value of the available-for-sale securities by major security type at March 31, 2006 and 2005 are summarized as follows:

	2006			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Government debt securities	**¥ 20,042**	**¥ 2**	**¥ 9**	**¥ 20,035**
Corporate debt securities	**49,771**	**73**	**50**	**49,794**
	¥ 69,813	**¥ 75**	**¥ 59**	**¥ 69,829**
Investment securities:				
Government debt securities	**¥ 37,713**	**¥ 6**	**¥ 276**	**¥ 37,443**
Corporate debt securities	**58,253**	**98**	**1,309**	**57,042**
Equity securities	**83,502**	**95,355**	**397**	**178,460**
	¥179,468	**¥95,459**	**¥1,982**	**¥272,945**

	2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Government debt securities	¥ 5,000	¥ —	¥ 0	¥ 5,000
Corporate debt securities	60,569	246	86	60,729
	¥ 65,569	¥ 246	¥ 86	¥ 65,729
Investment securities:				
Government debt securities	¥ 37,728	¥ 75	¥ —	¥ 37,803
Corporate debt securities	82,549	473	415	82,607
Equity securities	77,687	47,085	284	124,488
	¥197,964	¥47,633	¥ 699	¥244,898

	2006			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Thousands of U.S. dollars)			
Marketable securities:				
Government debt securities	**$ 171,299**	**$ 17**	**$ 77**	**$ 171,239**
Corporate debt securities	**425,393**	**624**	**427**	**425,590**
	$ 596,692	**$ 641**	**$ 504**	**$ 596,829**
Investment securities:				
Government debt securities	**$ 322,333**	**$ 51**	**$ 2,358**	**$ 320,026**
Corporate debt securities	**497,889**	**838**	**11,189**	**487,538**
Equity securities	**713,692**	**815,000**	**3,393**	**1,525,299**
	$1,533,914	**$815,889**	**$16,940**	**$2,332,863**

Gross realized losses of available-for-sale securities, which include losses on decline in value considered as other-than-temporary, for the years ended March 31, 2006, 2005 and 2004 were ¥420 million ($3,590 thousand), ¥322 million and ¥473 million, respectively. Proceeds from and gross realized gains on sales of available-for-sale securities for each of the three years in the period ended March 31, 2006 were insignificant.

Net unrealized holding gains on available-for-sale securities, net of the related taxes, increased by ¥27,311 million ($233,427 thousand), ¥2,948 million and ¥21,028 million, for the years ended March 31, 2006, 2005 and 2004, respectively.

The cost and estimated fair value of debt securities at March 31, 2006, by contractual maturity, are shown below. The actual maturities may differ from the contractual maturities because the issuers of the debt securities may have the right to prepay the obligations without penalties.

	Cost	Estimated fair value	Cost	Estimated fair value
	(Millions of yen)		(Thousands of U.S. dollars)	
Due in one year or less	**¥ 69,813**	**¥ 69,829**	**$ 596,692**	**$ 596,829**
Due after one year through five years	**86,196**	**84,922**	**736,718**	**725,829**
Due after five years through ten years	**3,499**	**3,369**	**29,906**	**28,795**
Due after ten years	**6,271**	**6,194**	**53,598**	**52,940**
	¥165,779	**¥164,314**	**$1,416,914**	**$1,404,393**

At March 31, 2006, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥37,207 million ($318,009 thousand) and ¥34,997 million at March 31, 2006 and 2005, respectively. Investments with an aggregate cost of ¥36,621 million ($313,000 thousand) were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) the Company did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

5. Finance Receivables

Finance receivables are recorded on sales-type leases of the Company's printing and copying machines. The current portion of finance receivables and amounts due after one year are included in notes and *accounts receivable – trade and finance and long-term finance and other receivables*, respectively. These receivables generally mature over one to eight years. The components of finance receivables as of March 31, 2006 and 2005 are as follows:

	2006	2005	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Gross receivables	**¥103,591**	¥90,644	**$885,393**
Unearned income	**(16,314)**	(14,481)	**(139,436)**
Allowance for doubtful receivables	**(2,544)**	(2,480)	**(21,743)**
Finance receivables, net	**¥ 84,733**	¥73,683	**$724,214**

The future minimum lease payments to be received under sales-type leases as of March 31, 2006 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2007	¥ 37,594	$321,316
2008	27,179	232,299
2009	20,295	173,462
2010	13,084	111,829
2011	5,089	43,496
2012 and thereafter	350	2,991
Total future minimum lease payments	¥103,591	$885,393

6. Inventories

Inventories at March 31, 2006 and 2005 consisted of the following:

	2006	2005	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Finished goods	**¥234,725**	¥228,337	**$2,006,197**
Work in process	**66,737**	67,105	**570,402**
Raw materials and supplies	**84,001**	75,923	**717,957**
	¥385,463	¥371,365	**$3,294,556**

7. Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method amounted to ¥50,347 million ($430,316 thousand) and ¥44,427 million at March 31, 2006 and 2005, respectively. These affiliates primarily operate in Imaging, Information and Document Solutions businesses. The combined financial position and results of operations of the Company's affiliates accounted for by the equity method are summarized as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Current assets	**¥120,707**	¥124,553	**$1,031,684**
Noncurrent assets	**59,455**	63,806	**508,162**
Total assets	**¥180,162**	¥188,359	**$1,539,846**
Current liabilities	**¥ 75,747**	¥ 85,609	**$ 647,410**
Long-term liabilities	**21,724**	24,639	**185,675**
Shareholders' equity	**82,691**	78,111	**706,761**
Total liabilities and shareholders' equity	**¥180,162**	¥188,359	**$1,539,846**

	2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥275,295**	¥252,345	¥255,963	**$2,352,949**
Net income	**8,020**	3,008	10,197	**68,547**

Transactions with affiliated companies for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥105,397**	¥ 96,047	¥ 88,212	**$ 900,829**
Purchases	**40,636**	43,568	36,818	**347,316**
Dividends received	**1,311**	2,115	2,280	**11,205**

Customers' guarantee deposits received from affiliated companies amounted to ¥765 million ($6,538 thousand) and ¥916 million at March 31, 2006 and 2005, respectively.

8. Goodwill and Other Intangible Assets

The changes in goodwill by operating segment for the years ended March 31, 2006 and 2005 were as follows:

	Imaging Solutions	Information Solutions	Document Solutions	Total
	(Millions of Yen)			
As of March 31, 2004	¥9,025	¥13,369	¥192,255	¥214,649
Acquired	647	12,569	—	13,216
Impaired	—	—	—	—
Translation and other	(14)	(76)	—	(90)
As of March 31, 2005	9,658	25,862	192,255	227,775
Acquired	**—**	**14,664**	**—**	**14,664**
Impaired	**(9,834)**	**—**	**—**	**(9,834)**
Translation and other	**176**	**766**	**—**	**942**
As of March 31, 2006	**¥ —**	**¥41,292**	**¥192,255**	**¥233,547**

	Imaging Solutions	Information Solutions	Document Solutions	Total
	(Thousands of U.S. dollars)			
As of March 31, 2005	$82,547	$221,043	$1,643,205	$1,946,795
Acquired	—	**125,333**	—	**125,333**
Impaired	**(84,051)**	—	—	**(84,051)**
Translation and other	**1,504**	**6,547**	—	**8,051**
As of March 31, 2006	**$ —**	**$352,923**	**$1,643,205**	**$1,996,128**

Based on the impairment test of goodwill for the year ended March 31, 2006, the Company recognized impairment loss of ¥9,834 million ($84,051 thousand) in goodwill for the Imaging Solutions segment. This mainly resulted from a revised earnings forecast of future operations for the segment reflecting the recent severe business environment. The fair value of the reporting unit was determined based on the valuation technique using estimated net discounted future cash flows.

Intangible assets subject to amortization are as follows:

	2006		2005		**2006**	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)				(Thousands of U.S. dollars)	
Technology-based	**¥ 41,824**	**¥ 19,425**	¥ 30,900	¥12,867	**$ 357,470**	**$ 166,026**
Customer-related	**24,329**	**5,136**	17,510	2,313	**207,940**	**43,897**
Product supply agreements	**51,593**	**49,410**	47,166	40,453	**440,966**	**422,308**
Other	**15,422**	**7,797**	13,908	5,621	**131,812**	**66,641**
	¥ 133,168	**¥ 81,768**	¥109,484	¥61,254	**$1,138,188**	**$ 698,872**

The difference between the above amounts disclosed and the amounts of other intangible assets on the balance sheet at March 31, 2006 and 2005 include intangible assets of ¥1,367 million ($11,684 thousand) and ¥621 million, respectively, associated with the Company's defined benefit pension plans which were recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

During the year ended March 31, 2006, the Company recognized impairment loss of ¥2,850 million ($24,359 thousand) in amortizable intangibles, of which the major item related customer-related intangibles for the Imaging Solutions segment. The impairment resulted from revised earnings forecasts of the future operations for the segment.

The weighted-average amortization period for technology-based intangibles, customer-related intangibles and product supply agreements are 8 years, 7 years and 10 years, respectively. The aggregate amortization expense for intangible assets for the years ended March 31, 2006, 2005 and 2004 were ¥17,244 million ($147,385 thousand), ¥10,939 million, and ¥8,807 million, respectively.

The estimated aggregate amortization expense for intangible assets subject to amortization for the next five years is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2007	¥ 11,561	$ 98,812
2008	8,671	74,111
2009	8,237	70,402
2010	4,469	38,197
2011	3,242	27,709

9. Short-Term and Long-Term Debt

Short-term debt consisted of the following:

	2006	2005	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Borrowings from banks	**¥ 38,217**	¥ 61,669	**$326,641**
Commercial paper	**32,000**	39,555	**273,504**
Current portion of long-term debt	**28,871**	22,368	**246,761**
	¥ 99,088	¥123,592	**$846,906**

The weighted-average interest rates per annum on bank borrowings and commercial paper outstanding at March 31, 2006 and 2005 were 2.44% and 1.82%, respectively. Short-term debt is principally unsecured.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Loans, principally from banks and insurance companies, due 2007 to 2012 with interest rates ranging from 0.545% to 7.5% at March 31, 2006 and due 2006 to 2012, with interest rates ranging from 0.545% to 8.5% at March 31, 2005:			
Secured	**¥ 6,094**	¥ 3,379	**$ 52,086**
Unsecured	**49,313**	59,129	**421,479**
Medium-term notes payable in Japanese yen, due 2006, with fixed and floating interest rates ranging from 0.36% to 1.99% at March 31, 2005	**—**	8,800	**—**
Unsecured bonds:			
0.6200% yen bonds, due 2007	**3,000**	3,000	**25,641**
0.6475% yen bonds, due 2007	**7,500**	7,500	**64,103**
1.6300% yen bonds, due 2008	**5,000**	5,000	**42,735**
1.0075% yen bonds, due 2009	**6,100**	6,100	**52,137**
1.0050% yen bonds, due 2009	**2,000**	2,000	**17,094**
1.9900% yen bonds, due 2011	**10,000**	10,000	**85,470**
1.5175% yen bonds, due 2012	**3,000**	3,000	**25,641**
Yen bonds due 2007 to 2012 with interest rates ranging from 0.98% to 1.43%	**1,350**	—	**11,538**
Other	**9,843**	10,500	**84,128**
	103,200	118,408	**882,052**
Portion due within one year	**(28,871)**	(22,368)	**(246,761)**
	¥ 74,329	¥ 96,040	**$ 635,291**

The weighted-average interest rates of long-term loans from banks in the above table were approximately 1.57% and 1.8% at March 31, 2006 and 2005, respectively.

The aggregate annual maturities of long-term debt subsequent to March 31, 2006 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2007	¥ 28,871	$246,761
2008	11,761	100,521
2009	27,131	231,889
2010	1,188	10,154
2011	10,646	90,992
2012 and thereafter	23,603	201,735
	¥103,200	$882,052

Certain bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness may be provided upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain of the long-term debt agreements with lenders other than banks also stipulate that the Company must provide additional security upon request of the lender.

At March 31, 2006, certain loans were secured by property, plant and equipment with a net book value of ¥7,362 million ($62,923 thousand).

10. Pension and Severance Plans

Employees of the Company and its domestic subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or pension payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company and certain of its domestic subsidiaries have funded non-contributory defined benefit pension plans whose assets are maintained at trust banks and insurance companies, and also have a defined contribution plan. The funding policy for defined benefit plans is to make actuarially determined contributions to provide the plans with sufficient assets to meet future benefit payment requirements.

Certain of its domestic subsidiaries in the Document Solutions segment also had a defined benefit pension plan, which had been funded in conformity with the requirements of the Welfare Pension Insurance Law of Japan. The pension plans consisted of two portions: a governmental welfare contributory portion (which would otherwise be provided by the Japanese government) and an additional non-contributory defined benefit portion. The pension benefits were determined based on years of service and compensation as stipulated in the regulations. In January 2003, the subsidiaries obtained the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the defined benefit pension plan, over which the Japanese government will take responsibility. The subsidiaries obtained the final approval from the Japanese government in January 2004 to be relieved of all past benefit obligations of the substitutional portion of the plans and completed the transfer of the plan assets equivalent to the substitutional portion to the government in August 2004.

In accordance with the consensus on EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company accounted for the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. As a result, for the year ended March 31, 2005, the Company recognized a settlement loss of ¥76,401 million and also recognized a reduction in net periodic pension cost related to derecognition of previously accrued salary progression of ¥29,014 million, both of which are included in selling, general and administrative expenses. In addition, the Company recognized a subsidy from the government of ¥83,129 million, representing the difference between the obligation settled and the assets transferred to the government. The remaining corporate portion of the defined benefit pension plan of the domestic subsidiaries was combined with other defined benefit plans of those subsidiaries, and a new defined benefit plan and a new defined contribution plan were established. Under this restructuring of pension and severance plans, the projected benefit obligation decreased by ¥41,312 million, attributable to benefit payments, and by ¥11,346 million for the plan amendment, which was treated as negative unrecognized prior service cost. In addition, plan amendments were made for certain other subsidiaries, which decreased the projected benefit obligation by ¥217 million.

During the year ended March 31, 2006, certain domestic subsidiaries combined their defined benefit pension plans with their other defined benefit plans and merged into the Company's existing defined benefit plan and defined contribution plan. Under this restructuring of pension and severance plans, the projected benefit obligation decreased by ¥10,916 million ($93,299 thousand), attributable to benefit payments, and increased by ¥237 million ($2,026 thousand) for the plan amendment, which was treated as unrecognized prior service cost. In addition, plan amendments were made for certain other subsidiaries, which increased the projected benefit obligation by ¥199 million ($1,701 thousand).

Most foreign subsidiaries have various retirement plans, primarily defined contribution plans, covering substantially all of their employees. The funding policy for such defined contribution plans is to contribute annually an amount equal to a certain percentage of the participant's annual salary.

The aggregate cost charged to income for the Company's defined contribution plans discussed above amounted to ¥6,483 million ($55,410 thousand), ¥6,318 million, and ¥4,419 million for the years ended March 31, 2006, 2005 and 2004, respectively.

The Company uses a measurement date of March 31 for the majority of its plans.

Components of Net Periodic Benefit Cost

Components of net periodic benefit cost for the defined benefit plans for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Components of net periodic benefit cost:				
Service cost	**¥ 25,025**	¥ 24,899	¥24,597	**$ 213,889**
Interest cost	**12,827**	13,670	16,440	**109,633**
Expected return on plan assets	**(13,626)**	(12,488)	(9,884)	**(116,462)**
Recognized net actuarial loss	**8,339**	7,407	12,134	**71,273**
Amortization of prior service credit	**(2,271)**	(1,380)	(1,072)	**(19,410)**
Amortization of unrecognized net transition obligation	**545**	150	481	**4,658**
Derecognition of previously accrued salary progression	—	(29,014)	—	—
Settlement loss	—	76,401	—	—
Net periodic benefit cost	**¥ 30,839**	¥ 79,645	¥42,696	**$ 263,581**

Obligations and Fund Status

Reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the consolidated balance sheets of the non-contributory and contributory defined benefit pension plans at March 31, 2006 and 2005 are outlined as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Changes in benefit obligation:			
Benefit obligation at beginning of year	**¥590,230**	¥ 790,529	**$5,044,701**
Service cost	**25,025**	24,899	**213,889**
Interest cost	**12,827**	13,670	**109,633**
Plan participants' contributions	**651**	387	**5,564**
Plan amendments	**436**	(11,563)	**3,726**
Actuarial loss	**2,106**	5,055	**18,000**
Acquisitions	**17,241**	9,620	**147,359**
Benefits paid	**(28,446)**	(59,536)	**(243,128)**
Transfer of substitutional portion	—	(185,002)	—
Foreign currency translation	**1,903**	2,171	**16,265**
Benefit obligation at end of year	**621,973**	590,230	**5,316,009**
Changes in plan assets:			
Fair value of plan assets at beginning of year	**410,754**	465,038	**3,510,718**
Actual return on plan assets	**53,829**	10,729	**460,077**
Acquisitions	**12,776**	10,375	**109,197**
Employers' contributions	**49,701**	49,473	**424,795**
Plan participants' contributions	**651**	387	**5,564**
Benefits paid	**(25,147)**	(53,948)	**(214,932)**
Transfer of substitutional portion	—	(72,859)	—
Foreign currency translation	**3,058**	1,559	**26,137**
Fair value of plan assets at end of year	**505,622**	410,754	**4,321,556**
Funded status	**(116,351)**	(179,476)	**(994,453)**
Unrecognized net actuarial loss	**124,762**	170,132	**1,066,342**
Unrecognized prior service credit	**(20,068)**	(22,909)	**(171,521)**
Unrecognized net transition obligation	**749**	1,720	**6,401**
Net amount recognized	**¥ (10,908)**	¥ (30,533)	**$ (93,231)**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost	**¥ 6,486**	¥ 7,814	**$ 55,436**
Accrued pension and severance costs	**(44,215)**	(105,084)	**(377,906)**
Additional minimum liability adjustments:			
Intangible assets	**1,367**	621	**11,684**
Accumulated other comprehensive loss	**25,454**	66,116	**217,555**
Net amount recognized	**¥ (10,908)**	¥ (30,533)	**$ (93,231)**

The accumulated benefit obligation for defined benefit pension plans was ¥541,598 million ($4,629,043 thousand) and ¥509,898 million at March 31, 2006 and 2005, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans where projected benefit obligations exceeded plan assets and the aggregate accumulated benefit obligation and aggregate fair value of plan assets where accumulated benefit obligations exceeded plan assets as of March 31, 2006 and 2005 were as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Plans with projected benefit obligation in excess of plan assets:			
Projected benefit obligation	**¥596,176**	¥582,818	**$5,095,521**
Fair value of plan assets	**478,213**	402,213	**4,087,291**
Plans with accumulated benefit obligation in excess of plan assets:			
Accumulated benefit obligation	**507,906**	476,735	**4,341,077**
Fair value of plan assets	**466,364**	372,102	**3,986,017**

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	**2.29%**	2.21%
Rate of compensation increases	**2.13%**	2.09%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2006 and 2005 are as follows:

	2006	2005	2004
Discount rate	**2.21%**	2.14%	2.35%
Rate of compensation increases	**2.09%**	2.06%	2.07%
Expected long-term rate of return on plan assets	**3.21%**	3.15%	3.17%

The expected long-term rate of return on plan assets is based on the long-term expected return of the plans' asset allocations and an evaluation of the historical behavior of the Company's portfolio.

Plan Assets

The Company's actual weighted-average assets allocations for defined benefit pension plans at March 31, 2006 and 2005, by asset category are as follows:

Asset Category	2006	2005
Equity securities	**43%**	36%
Debt securities	**35**	35
General accounts of life insurance companies	**16**	18
Other	**6**	11
Total	**100%**	100%

Target allocations of plan assets for equity securities, debt securities and general accounts of life insurance companies are 44%, 38% and 16%, respectively.

The Company's investment policy for defined benefit plans is designated to provide the plans with sufficient assets to meet future benefit payment requirements. The Company monitors asset allocation periodically and adjusts asset allocation, if necessary in order to meet the target asset allocation. The Company's investment policy pursues diversified investments and prohibits speculative investments.

Contribution

The Company expects to contribute approximately ¥47,904 million ($409,436 thousand) to the defined benefit pension plan for the year ending March 31, 2007.

Estimated Future Benefit Payments

The expected benefit payments, which reflect estimated future service, are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2007	¥ 19,427	$ 166,043
2008	21,216	181,333
2009	23,046	196,974
2010	24,311	207,786
2011	24,808	212,034
2012 through 2016	138,403	1,182,932

11. Income Taxes

Income taxes applicable to the Company and its domestic subsidiaries comprise corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.6% for the years ended March 31, 2006 and 2005 and 42% for year ended March 31, 2004. The new Japanese local tax law issued in March 2003, which was subsequently revised during the year ended March 31, 2004 and became effective on April 1, 2004, reduces the standard enterprise tax rate and, instead, levies taxes on capital and certain expenses defined in the law. The new enterprise tax law is applicable only to the Company and certain domestic subsidiaries. The net decrease in the deferred tax assets as of March 31, 2004 due to the new combined effective tax rates of 40.6% amounted to ¥3,050 million.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 differ from the statutory tax rate due to the following reasons:

	2006	2005	2004
Statutory tax rates	**40.6%**	40.6%	42.0%
Increase (decrease) in income taxes resulting from:			
Expenses not deductible for tax purposes	**4.3**	2.2	1.0
Non-deductible goodwill	**5.0**	—	—
Lower effective tax rates of other countries	**(4.1)**	(2.8)	(2.0)
Deferred tax liabilities on undistributed earnings	**(0.4)**	(0.1)	(1.0)
R&D credits	**(3.7)**	(2.8)	(3.1)
Foreign tax credit	**(1.7)**	(0.7)	0.0
Net changes in valuation allowances	**4.5**	2.5	4.0
Reduction in net deferred tax assets due to change in tax rates	—	—	1.2
Other	**(0.5)**	0.5	1.7
Effective tax rates	**44.0%**	39.4%	43.8%

Income before income taxes for the years ended March 31, 2006, 2005 and 2004 was taxed in the following jurisdictions:

	2006	2005	2004	**2006**
		(Millions of yen)		(Thousands of U.S. dollars)
Income before income taxes:				
Domestic	**¥ 69,821**	¥138,206	¥127,484	**$596,761**
Foreign	**9,794**	24,140	37,464	**83,709**
	¥ 79,615	¥162,346	¥164,948	**$680,470**

The provision (benefit) for income taxes for the years ended March 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Current:				
Domestic	**¥42,611**	¥44,119	¥58,225	**$364,197**
Foreign	**10,145**	10,964	12,432	**86,709**
Total current	**52,756**	55,083	70,657	**450,906**
Deferred:				
Domestic	**(10,344)**	11,723	588	**(88,410)**
Foreign	**(7,388)**	(2,917)	1,044	**(63,146)**
Total deferred	**(17,732)**	8,806	1,632	**(151,556)**
	¥35,024	¥63,889	¥72,289	**$299,350**

The significant components of deferred tax assets and liabilities at March 31, 2006 and 2005 were as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Inventories	**¥ 39,500**	¥ 36,668	**$ 337,607**
Depreciation	**28,908**	13,458	**247,077**
Accrued expenses	**46,532**	41,302	**397,709**
Accrued pension and severance costs	**1,478**	5,220	**12,632**
Minimum pension liability adjustments	**10,129**	26,476	**86,573**
Accrued enterprise tax	**2,565**	2,626	**21,923**
Tax loss carryforwards	**22,179**	17,476	**189,564**
Valuation of investment securities	**2,589**	2,749	**22,128**
Allowance for doubtful receivables	**5,599**	4,616	**47,855**
Other	**30,668**	26,150	**262,120**
	190,147	176,741	**1,625,188**
Less valuation allowance	**(22,989)**	(18,472)	**(196,487)**
Total deferred tax assets	**167,158**	158,269	**1,428,701**
Deferred tax liabilities:			
Depreciation	**8,645**	16,082	**73,889**
Lease accounting	**4,790**	4,357	**40,940**
Taxes on undistributed earnings	**10,272**	9,747	**87,795**
Valuation of available-for-sale securities	**38,049**	19,076	**325,205**
Goodwill	**13,610**	10,373	**116,325**
Other intangible assets	**10,776**	5,617	**92,103**
Other	**12,413**	5,046	**106,094**
Total deferred tax liabilities	**98,555**	70,298	**842,351**
Net deferred tax assets	**¥ 68,603**	¥ 87,971	**$ 586,350**

The valuation allowance relates primarily to the deferred tax assets of certain subsidiaries which have net operating loss carryforwards for tax purposes. The valuation allowances increased by ¥4,517 million ($38,607 thousand), ¥3,981 million and ¥6,802 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Deferred tax assets and liabilities at March 31, 2006 and 2005 are included in the consolidated balance sheets as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income taxes (current assets)	**¥ 96,030**	¥ 88,795	**$ 820,769**
Deferred income taxes (other assets)	**38,217**	47,750	**326,641**
Other current liabilities	**(1,296)**	(350)	**(11,077)**
Deferred income taxes (noncurrent liabilities)	**(64,348)**	(48,224)	**(549,983)**
Net deferred tax assets (liabilities)	**¥ 68,603**	¥ 87,971	**$ 586,350**

At March 31, 2006, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥57,610 million ($492,393 thousand) and of which ¥16,861 million ($144,111 thousand) will be carried forward indefinitely and ¥40,749 million ($348,282 thousand) will expire through 2025. These net operating loss carryforwards are available to offset future taxable income of the subsidiaries.

12. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The Code also provides to the extent that if the sum of the additional paid-in capital account and the legal reserve account exceed 25% of the common stock account, then the amount of the excess (if any) is available for appropriations by resolution of the shareholders.

Retained earnings available for dividends under the Code are based on the amount presented in the Company's non-consolidated financial statements, which are prepared in accordance with accounting principles and practices generally accepted in Japan. Under the Code, the amount of retained earnings available for dividends as of March 31, 2006 amounted to ¥1,468,775 million ($12,553,632 thousand), which included the Company's legal reserve of ¥10,091 million ($86,248 thousand).

The appropriation of retained earnings for the year ended March 31, 2006 which has been reflected in the consolidated financial statements, will be proposed for approval in accordance with the Code at the general shareholders' meeting to be held on June 29, 2006, and will subsequently be recorded in the Company's statutory books of account.

13. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reflected in the consolidated balance sheets at March 31, 2006 and 2005 is summarized as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Unrealized gains on securities	**¥ 53,119**	¥ 25,808	**$ 454,009**
Foreign currency translation adjustments	**11,865**	(25,458)	**101,410**
Minimum pension liability adjustments	**(12,078)**	(33,900)	**(103,231)**
Unrealized gains (losses) on derivatives	**11**	25	**94**
	¥ 52,917	¥(33,525)	**$ 452,282**

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Millions of yen)	
2006			
Unrealized gains on securities:			
Increase in unrealized gains on securities	**¥ 46,172**	**¥ (18,746)**	**¥ 27,426**
Less: reclassification adjustment for gains realized in net income	**(194)**	**79**	**(115)**
Net increase in unrealized gains	**45,978**	**(18,667)**	**27,311**
Foreign currency translation adjustments:			
Increase in unrealized foreign currency translation adjustments	**38,637**	**(440)**	**38,197**
Less: reclassification adjustment for gains realized in net income	**(874)**	**—**	**(874)**
Net increase in unrealized foreign currency translation adjustments	**37,763**	**(440)**	**37,323**
Minimum pension liability adjustments	**38,169**	**(16,347)**	**21,822**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**201**	**(96)**	**105**
Less: reclassification adjustment for gains realized in net income	**(230)**	**111**	**(119)**
Change in net unrealized gains (losses)	**(29)**	**15**	**(14)**
	¥121,881	**¥ (35,439)**	**¥ 86,442**
2005			
Unrealized gains on securities:			
Increase in unrealized gains on securities	¥ 4,927	¥ (2,000)	¥ 2,927
Less: reclassification adjustment for losses realized in net income	36	(15)	21
Net increase in unrealized gains	4,963	(2,015)	2,948
Foreign currency translation adjustments	13,267	(598)	12,669
Minimum pension liability adjustments	49,422	(22,621)	26,801
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	104	(51)	53
Less: reclassification adjustment for losses realized in net income	246	(121)	125
Change in net unrealized gains (losses)	350	(172)	178
	¥ 68,002	¥ (25,406)	¥ 42,596
2004			
Unrealized gains on securities:			
Increase in unrealized gains on securities	¥ 37,119	¥ (15,778)	¥ 21,341
Less: reclassification adjustment for gains realized in net income	(540)	227	(313)
Net increase in unrealized gains	36,579	(15,551)	21,028
Foreign currency translation adjustments	(34,724)	345	(34,379)
Minimum pension liability adjustments	28,050	(14,477)	13,573
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	(1,427)	696	(731)
Less: reclassification adjustment for losses realized in net income	1,227	(596)	631
Change in net unrealized gains (losses)	(200)	100	(100)
	¥ 29,705	¥ (29,583)	¥ 122

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Thousands of U.S. dollars)		
2006			
Unrealized gains on securities:			
Increase in unrealized gains on securities	**$ 394,632**	**$ (160,222)**	**$ 234,410**
Less: reclassification adjustment for gains realized in net income	**(1,658)**	**675**	**(983)**
Net increase in unrealized gains	**392,974**	**(159,547)**	**233,427**
Foreign currency translation adjustments:			
Increase in unrealized foreign currency translation adjustments	**330,231**	**(3,761)**	**326,470**
Less: reclassification adjustment for gains realized in net income	**(7,470)**	**—**	**(7,470)**
Net increase in unrealized foreign currency translation adjustments	**322,761**	**(3,761)**	**319,000**
Minimum pension liability adjustments	**326,231**	**(139,718)**	**186,513**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**1,718**	**(821)**	**897**
Less: reclassification adjustment for gains realized in net income	**(1,966)**	**949**	**(1,017)**
Change in net unrealized gains (losses)	**(248)**	**128**	**(120)**
	$1,041,718	**$ (302,898)**	**$ 738,820**

14. Commitments and Contingent Liabilities

Guarantees

The Company guarantees certain indebtedness of others and other obligations. At March 31, 2006, the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee was ¥37,564 million ($321,060 thousand), of which ¥32,357 million ($276,556 thousand) were guarantees of employee mortgage loans to financial institutions. In the event of an employee's insolvency, the Company and certain of its subsidiaries will need to pay the default mortgage on behalf of the employee. Certain guarantees are secured by the employees' property in the amount of ¥32,089 million ($274,265 thousand). The term of the mortgage loan guarantees is from 1 year to 28 years. As of March 31, 2006, the carrying amount of the liability for the Company's obligations under the guarantee was insignificant.

Lease Commitments

The Company and its subsidiaries lease office and retail space, warehouses, offices and laboratory equipment as well as certain residential facilities for employees.

The future minimum lease payments required under operating leases which, at March 31, 2006, had initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2007	¥ 18,010	$153,932
2008	16,594	141,829
2009	13,661	116,761
2010	10,114	86,444
2011	7,655	65,427
2012 and thereafter	8,875	75,855
Total future minimum lease payments	¥ 74,909	$640,248

Rental expenses under operating leases for the years ended March 31, 2006, 2005 and 2004 were ¥64,188 million ($548,615 thousand), ¥60,335 million and ¥58,758 million, respectively.

Purchase Commitments, Other Commitments and Contingencies

Commitments outstanding at March 31, 2006 principally for the construction and purchase of property, plant and equipment amounted to ¥31,077 million ($265,615 thousand). At March 31, 2006, the Company was contingently liable on discounted notes receivable on a full recourse basis with banks of ¥2,704 million ($23,111 thousand).

Due to the nature of its business, the Company is subject to various threatened or filed legal actions and regulatory investigations. In the opinion of management, the Company has provided the necessary accruals, if any, for environmental remediation, litigation and regulatory investigations, for which occurrence of future events is probable and the amount of loss can be reasonably estimated. In conjunction with a regulatory investigation, the Company has provided in accordance with SFAS No. 5, "Accounting for Contingencies," an accrual for the settlement at the low end of the estimated range from ¥3,570 million ($30,513 thousand) to ¥9,283 million ($79,342 thousand) of potential exposure, based upon the advice of legal counsel. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of any threatened or filed suits to have a material adverse effect on the financial position and operating results of the Company.

Product Warranties

The Company provides a warranty for certain of its products. These warranties generally extend for a period of one year from the date of sale. The following table sets forth the changes in the Company's warranty liability balance:

	2006	2005	2004	**2006**
	(Millions of yen)			(Thousands of U.S. dollars)
Balance, at April 1	**¥ 7,951**	¥ 7,838	¥ 7,402	**$ 67,957**
Warranties issued during the current period	**14,692**	13,426	13,058	**125,573**
Settlements made during the current period	**(13,412)**	(12,103)	(11,075)	**(114,632)**
Change in liability for pre-existing warranties during the current period, including expirations	**(360)**	(1,210)	(1,547)	**(3,077)**
Balance, at March 31	**¥ 8,871**	¥ 7,951	¥ 7,838	**$ 75,821**

15. Financial Instruments

The Company operates internationally, and is exposed to market risks arising from fluctuations in foreign currencies, interest rates and certain commodity prices. The Company and certain of its subsidiaries utilize derivative financial instruments solely to reduce these risks. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy

Under certain circumstances, certain subsidiaries of the Company may enter into cross currency interest rate swaps for interest rate exposure and/or foreign currency exchange rate exposure management purposes. The cross currency interest rate swaps generally modify their exposure effectively to interest rate risk and/or foreign currency exchange rate risk associated with the underlying debt obligation by converting the underlying debt amounts in exchange for floating rate interest payments over the life of the agreements. There were no outstanding fair value hedge transactions as of March 31, 2006 and March 31, 2005.

Cash Flow Hedging Strategy

Certain subsidiaries of the Company have entered into forward currency exchange contracts to protect against the increase or decrease in value of forecasted intercompany purchases or export sales denominated in foreign currencies over the next year (maximum length of time is through June 2006). If the yen weakens significantly against foreign currencies (primarily the U.S. dollar), the increase in the value of future foreign currency cost or revenue is offset by gains or losses in the value of the forward exchange contract designated as a hedge. Conversely, if the yen strengthens, the decrease in the value of future foreign currency cash flow is offset by gains or losses in the value of the forward contracts designated as hedge.

Changes in the fair value of those derivative instruments designated and qualifying as cash flow hedges of variability of cash flows are reported in other comprehensive income, net of applicable taxes. These amounts are reclassified into earnings in the same period and same line item as the hedged items that affect earnings. The amount of gains or losses on derivatives or portions thereof that were either ineffective as hedges or excluded from the assessment of hedge effectiveness were not material to the financial position or operating results of the Company.

As of March 31, 2006, the Company expects to reclassify ¥17 million ($145 thousand) of net gains on derivatives from accumulated other comprehensive income to earnings during the next twelve months due to actual export sales and import purchases and the payment of the underlying debt.

Derivatives Not Designated as Hedges

Derivatives not designated as hedges include certain interest rate swaps, cross currency interest rate swaps, and forward currency exchange contracts which have been entered into by the Company and certain of its subsidiaries. Although these derivatives are effective as hedges from an economic perspective, the Company did not designate these contracts as hedges as required in order to apply hedge accounting. As a result, the Company reported the changes in the fair value of these derivatives in the statement of income in the line titled "Other, net" in other income (expenses).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, trade and finance accounts receivable, and derivatives.

The Company maintains cash and cash equivalents and short-term investments with various financial institutions. These financial institutions are located throughout Japan and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentration of credit risk associated with trade receivables is limited due to the Company's large customer base, maintenance of customers' guarantee deposits and the Company's performance of ongoing credit evaluations. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential losses.

The Company is exposed to credit risk in the event of nonperformance by counterparties to derivative instruments. The Company limits this exposure by acquiring such derivative instruments from counterparties with high credit ratings.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Although management uses its best judgment in estimating the fair value of such instruments, the methodologies and assumptions for the estimate of fair value are inherently subjective. Consequently, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The following methodologies and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, Notes and accounts receivable, Short-term debt, Notes and accounts payable: The carrying amounts in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

Marketable securities, Investment securities: The fair value of current and noncurrent marketable securities is estimated based on quoted market prices. The fair value of nonmarketable debt securities with variable rates approximates their carrying amounts.

Customers' guarantee deposits: The carrying amounts approximate fair value because they are variable rate instruments.

Long-term debt: The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including the current portion, as of March 31, 2006 and 2005 were ¥104,058 million ($889,385 thousand) and ¥118,974 million, respectively.

Derivative financial instruments: The fair values of forward currency exchange contracts, interest rate swaps, currency swaps and cross currency interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions or obtained from brokers. The fair value and the carrying amounts of these derivative assets were ¥536 million ($4,581 thousand) and ¥1,079 million, and those of derivative liabilities were ¥781 million ($6,675 thousand) and ¥1,539 million, as of March 31, 2006 and 2005, respectively.

16. Acquisitions

In order to expand its distribution channels in Japan, the United States of America and Europe and increase in technological developments in certain products, the Company acquired twenty nine, eleven and thirty businesses and/or minority interests during the years ended March 31, 2006, 2005 and 2004. Considerations for all significant acquisitions were paid in cash or treasury stock of the Company and aggregate purchase prices for acquisitions amounted to ¥44,053 million ($376,521 thousand), ¥58,010 million and ¥21,901 million, net of cash acquired for the years ended March 31, 2006, 2005 and 2004, respectively. There were no significant contingent payments, options nor commitments related to those acquisitions. Each acquisition that qualified as business combinations has been accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations" and the excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill, which is primarily tax non-deductible.

Significant acquisitions completed during the year ended March 31, 2006 included (i) 100% common stock of Avecia Inkjet Limited based in the United Kingdom for approximately ¥31,431 million ($268,641 thousand) in cash and (ii) 60% of common stock of Sankio Chemical Co., Limited which was a 40% owned affiliate and has ultimately become a wholly owned subsidiary of the Company in exchange for treasury stock of the Company. The Company mainly recognized ¥4,919 million ($42,043 thousand) of technology-based intangibles and ¥7,788 million ($66,564 thousand) of customer-related intangibles on major acquisitions as mentioned above. Although purchase price allocations of Avecia Inkjet Limited were not finalized, the Company does not expect any significant adjustments.

Significant acquisitions completed during the year ended March 31, 2005 included (i) the Microelectronic Materials Division of Arch Chemicals, Inc. and 49% of common stock of FUJIFILM Arch Co., Ltd., which was a 51% owned subsidiary of the Company before acquisition and (ii) 100% of common stock of Sericol Group Limited, which is a manufacturer of screen ink and industry inkjet ink based in the United Kingdom.

The results of operations for the acquired entities since the date of the acquisitions have been included in the Company's consolidated statements of income. Pro forma results of operations have not been presented for any of the acquisitions because the results of operations related to the entities acquired were not significant to the operating results of the Company on either an individual or an aggregate annual basis.

17. Restructuring and Other Charges

The business environment in the Imaging Solutions segment has been drastically changing more quickly than previously expected and future forecasts for improvement in results are not favorable. Management of the Company determined implementation of radical restructuring activities is required in both photographic materials business and electric imaging business. Restructuring activities in photographic materials business consisted of plant integration, termination of certain manufacturing lines, streamlining in supply-chains including workforce reduction and cost reductions, research and development costs reduction and integration and termination of photo-finishing laboratories. Restructuring activities in electric imaging business involving digital cameras, consisted of redevelopment of manufacturing to China and other supply chain and cost reduction measures. Expected total costs during two years duration ending March 31, 2007 of the restructuring activities are estimated at approximately ¥165 billion ($1,410 million). Costs that have been incurred for the year ended March 31, 2006 are summarized as follows:

	Employee termination benefits	Loss on fixed assets and other associated costs	Total
		(Millions of yen)	
Cost incurred	¥20,883	¥65,160	¥86,043
Non-cash charges	—	(63,664)	(63,664)
Cash payments	(3,752)	(991)	(4,743)
Liability balance at March 31, 2006	¥17,131	¥ 505	¥17,636

	Employee termination benefits	Loss on fixed assets and other associated costs	Total
		(Thousands of U.S. dollars)	
Cost incurred	$178,487	$556,923	$735,410
Non-cash charges	—	(544,137)	(544,137)
Cash payments	(32,068)	(8,470)	(40,538)
Liability balance at March 31, 2006	$146,419	$ 4,316	$150,735

Loss on fixed assets and other associated costs included impairment loss in long-lived assets, which primarily consisted of manufacturing facilities, of ¥32,287 million ($275,958 thousand), accelerated depreciation of ¥16,893 million ($144,385 thousand) in connection with shortened estimated remaining useful lives on certain machinery and equipment and impairment loss of goodwill of ¥9,834 million ($84,051 thousand). Substantially all of the restructuring and other charges for the year ended March 31, 2006, related to the Imaging Solutions segment. However, charges of ¥8,642 million ($73,863 thousand) were incurred in the Information Solutions segment mainly related to losses on manufacturing facilities and equipment used for both Imaging and Information Solutions activities.

18. Segment Information

Operating Segments

The Company has three operating segments. The Company's operating segments were determined based upon common technology, manufacturing processes as well as distribution processes and type of customers, and they reflect how management reviews the businesses and operating results and makes decisions about strategic investments and the allocation of resources. "Imaging Solutions" manufactures, develops, markets and services color films, digital cameras, photofinishing equipment, and color paper, chemicals and services for photofinishing, primarily for the individual consumer. "Information Solutions" manufactures, develops, markets and services system devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media, primarily for commercial enterprises. "Document Solutions" manufactures, develops, markets and services office copy machines/multifunction devices, printers, production systems and services, paper, consumables and office services, primarily for commercial enterprises.

Revenue	Year ended March 31 2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Imaging Solutions:				
External customers	**¥ 689,458**	¥ 742,993	¥ 815,527	**$ 5,892,803**
Intersegment	**618**	306	1,030	**5,282**
Total	**690,076**	743,299	816,557	**5,898,085**
Information Solutions:				
External customers	**877,366**	768,680	755,159	**7,498,855**
Intersegment	**2,965**	4,414	4,878	**25,342**
Total	**880,331**	773,094	760,037	**7,524,197**
Document Solutions:				
External customers	**1,100,671**	1,015,701	996,039	**9,407,445**
Intersegment	**12,478**	13,560	12,557	**106,649**
Total	**1,113,149**	1,029,261	1,008,596	**9,514,094**
Eliminations	**(16,061)**	(18,280)	(18,465)	**(137,273)**
Consolidated total	**¥2,667,495**	¥2,527,374	¥2,566,725	**$22,799,103**

Segment profit or loss	Year ended March 31 2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Operating income (loss):				
Imaging Solutions	**¥ (75,713)**	¥ (7,101)	¥ 43,475	**$ (647,120)**
Information Solutions	**79,056**	71,089	76,380	**675,692**
Document Solutions	**67,026**	100,407	65,121	**572,872**
Total	**70,369**	164,395	184,976	**601,444**
Eliminations	**67**	47	(76)	**573**
Consolidated operating income	**70,436**	164,442	184,900	**602,017**
Other income (expenses), net	**9,179**	(2,096)	(19,952)	**78,453**
Consolidated income before income taxes	**¥ 79,615**	¥ 162,346	¥ 164,948	**$ 680,470**

The results of the transfer of the substitutional portion of the employee pension fund of certain domestic subsidiaries for the year ended March 31, 2005 were included in the operating income of the Document Solutions segment. See Note 10.

Assets	March 31 2006	2005	2004	2006
	(Millions of yen)			(Thousands of U.S. dollars)
Total assets:				
Imaging Solutions	**¥ 610,536**	¥ 706,698	¥ 727,051	**$ 5,218,257**
Information Solutions	**1,031,933**	857,993	767,462	**8,819,940**
Document Solutions	**984,906**	978,820	971,319	**8,418,000**
Total	**2,627,375**	2,543,511	2,465,832	**22,456,197**
Eliminations	**(4,207)**	(4,623)	(5,722)	**(35,958)**
Corporate assets	**404,323**	444,569	563,399	**3,455,752**
Consolidated total	**¥3,027,491**	¥2,983,457	¥3,023,509	**$25,875,991**

Other significant items	2006	2005	2004	2006
	Year ended March 31 (Millions of yen)			(Thousands of U.S. dollars)
Depreciation and amortization:				
Imaging Solutions	**¥ 75,339**	¥ 62,870	¥ 59,442	**$ 643,923**
Information Solutions	**80,879**	59,625	54,876	**691,273**
Document Solutions	**69,216**	59,791	58,304	**591,590**
Consolidated total	**¥225,434**	¥182,286	¥172,622	**$1,926,786**
Capital expenditures for segment assets:				
Imaging Solutions	**¥ 24,901**	¥ 41,964	¥ 49,124	**$ 212,829**
Information Solutions	**114,124**	83,190	82,727	**975,419**
Document Solutions	**40,783**	32,266	28,889	**348,573**
Consolidated total	**¥179,808**	¥157,420	¥160,740	**$1,536,821**

Transfers between operating segments are generally based on market pricing. Corporate assets consist primarily of cash and cash equivalents as well as marketable and investment securities maintained for general corporate purposes. The capital expenditures in the above table represent the purchase of fixed assets of each segment.

Geographic Information

Revenues, which are attributed to geographic areas based on the country of the Company or the subsidiary that transacted the sale with the external customer, operating income for the years ended March 31, 2006, 2005 and 2004 and long-lived assets at March 31, 2006, 2005 and 2004 were as follows. Although the geographic information of operating income is not required under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

	2006	2005	2004	2006
	Year ended March 31 (Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Japan				
External customers	**¥1,666,130**	¥1,624,748	¥1,640,368	**$14,240,428**
Intersegment	**385,242**	338,601	318,468	**3,292,666**
Total	**2,051,372**	1,963,349	1,958,836	**17,533,094**
The Americas				
External customers	**456,461**	428,361	459,945	**3,901,376**
Intersegment	**26,575**	15,520	5,881	**227,137**
Total	**483,036**	443,881	465,826	**4,128,513**
Europe				
External customers	**307,535**	271,438	294,472	**2,628,504**
Intersegment	**13,279**	11,707	12,711	**113,496**
Total	**320,814**	283,145	307,183	**2,742,000**
Asia and others				
External customers	**237,369**	202,827	171,940	**2,028,795**
Intersegment	**236,060**	143,699	77,086	**2,017,607**
Total	**473,429**	346,526	249,026	**4,046,402**
Eliminations	**(661,156)**	(509,527)	(414,146)	**(5,650,906)**
Consolidated total	**¥2,667,495**	¥2,527,374	¥2,566,725	**$22,799,103**
Operating income (loss):				
Japan	**¥ 66,169**	¥ 137,448	¥ 145,567	**$ 565,547**
The Americas	**(14,434)**	(1,782)	7,794	**(123,368)**
Europe	**(12,300)**	10,336	15,244	**(105,128)**
Asia and others	**25,804**	17,231	18,074	**220,547**
Eliminations	**5,197**	1,209	(1,779)	**44,419**
Consolidated total	**¥ 70,436**	¥ 164,442	¥ 184,900	**$ 602,017**

	March 31			
	2006	2005	2004	**2006**
		(Millions of yen)		(Thousands of U.S. dollars)
Long-lived assets:				
Japan	**¥ 562,455**	¥ 538,747	¥ 509,390	**$ 4,807,308**
The Americas	**80,387**	100,721	101,176	**687,068**
Europe	**70,458**	73,610	66,118	**602,205**
Asia and others	**38,085**	34,134	28,465	**325,513**
Consolidated total	**¥ 751,385**	¥ 747,212	¥ 705,149	**$ 6,422,094**

Transfers between geographic areas are generally based on market pricing.

Primarily all of the revenue and long-lived assets of the Americas are related to operations in the United States of America.

Revenue to external customers, which is attributed to geographic areas based on the location of the customers for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Year ended March 31			
	2006	2005	2004	**2006**
		(Millions of yen)		(Thousands of U.S. dollars)
Revenue:				
Japan	**¥1,329,284**	¥1,311,893	¥1,336,015	**$11,361,402**
The Americas	**558,702**	515,169	541,982	**4,775,231**
Europe	**375,516**	349,903	376,006	**3,209,538**
Asia and others	**403,993**	350,409	312,722	**3,452,932**
Consolidated total	**¥2,667,495**	¥2,527,374	¥2,566,725	**$22,799,103**

Major Customers and Other

No single customer of the Company accounted for more than 10% of consolidated revenue for each of the three years in the period ended March 31, 2006.

The Document Solutions segment sold certain copy machine and other equipment to a minority shareholder and also purchased certain equipment from a minority shareholder, which amounted to ¥173,457 million ($1,482,538 thousand) and ¥19,266 million ($164,667 thousand), ¥123,479 million and ¥19,959 million, and ¥112,894 million and ¥16,386 million for the years ended March 31, 2006, 2005 and 2004, respectively.

In conjunction with a license agreement and other arrangements between the Document Solutions segment and a minority shareholder, certain expenses of ¥28,941 million ($247,359 thousand), ¥15,199 million and ¥15,316 million, which primarily related to royalty and research expenses, were incurred and certain expenses of ¥3,021 million ($25,821 thousand), ¥2,308 million and ¥3,107 million, which primarily related to research expenses, were reimbursed for the years ended March 31, 2006, 2005 and 2004, respectively.

19. Subsequent Event

On April 5, 2006, the Company issued unsecured Euro yen convertible bonds totaling ¥200,000 million ($1,709,400 thousand) in a private placement. Bond proceeds will be used to increase production capacity, to continue R&D investment and merger and acquisitions focusing on new business areas. The bonds consist of four of ¥50,000 million ($427,350 thousand) tranches, of which two tranches are due March 31, 2011 and the other two tranches are due March 31, 2013 bearing either variable or fixed interest rates. The initial conversion prices for bonds due March 31, 2011 and March 31, 2013 are ¥5,278 ($45.11) and ¥4,901 ($41.89), respectively, and are subject to adjustment on specific future dates. The Company may redeem bonds with its option earlier than maturity dates under certain conditions.

Report of Independent Auditors



Ernst & Young ShinNihon
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Phone: 03 3503 1191
Fax: 03 3503 1277

The Board of Directors and Shareholders
Fuji Photo Film Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fuji Photo Film Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States.

We have also reviewed the translation of the consolidated financial statements as of and for the year ended March 31, 2006 into U.S. dollars on the basis described in Note 3. In our opinion, such U.S. dollar amounts have been translated on such basis.

May 11, 2006

Ernst & Young ShinNihon

Consolidated Subsidiaries

(As of March 31, 2006)

JAPAN

Fuji Xerox Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Suzuka Fuji Xerox Co., Ltd.
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox Engineering Co., Ltd.
Fuji Xerox Career Net Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox Learning Institute Inc.
Fuji Xerox General Business Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.
FXPS Sales Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd.
Fuji Xerox Imaging Materials Co., Ltd.
Xworks Co., Ltd.
CrossForce Co., Ltd.
FUJINON CORPORATION
FUJINON MITO CORPORATION
FUJINON SANO CORPORATION
Fujinon Toshiba ES Systems Co., Ltd.
FUJIFILM TECHNO PRODUCTS CO., LTD.
FUJIFILM Electronic Materials Co., Ltd.
FUJIFILM PHOTONIX CO., LTD.
FUJIFILM Opto Materials Co., Ltd.
FUJIFILM Kyushu Co., Ltd.
FUJIFILM FINECHEMICALS CO., LTD.
Fuji Technics Co., Ltd.
FUJIFILM TPX Co., Ltd.
FUJIFILM MEDIA MANUFACTURING CO., LTD.
FUJIFILM PHOTO MANUFACTURING CO., LTD.
FUJIFILM MEDICAL CO., LTD.
FUJIFILM Medical Nishi-Nippon Co., Ltd.
FUJIFILM BUSINESS SUPPLY CO., LTD.
FUJIFILM IMAGING Co., Ltd.
FUJIFILM IMAGETEC CO., LTD.
JUSPHOTO CO., LTD.
FUJIFILM Graphic Systems Co., Ltd.
FFGS Techno Service Co., Ltd.
FUJIFILM Techno Service Co., Ltd.
FUJIFILM Media Crest Co., Ltd.
FUJIFILM IMAGING COLORANTS CO., LTD.
FUJIFILM LOGISTICS CO., LTD.
FUJIFILM Computer System Co., Ltd.
FUJIFILM Software Co., Ltd.
FUJIFILM PRESENTEC CO., LTD.
FUJIFILM Insurance Service Co., Ltd.
FUJIFILM Human Resources Development Co., Ltd.

THE AMERICAS

FUJIFILM America, Inc.
Fuji Photo Film U.S.A., Inc.
FUJIFILM e-Systems, Inc.
Fujicolor Processing, Inc.
Fuji Photo Film Finance U.S.A., Inc.
Fuji Photo Film, Inc.
Fuji Hunt Photographic Chemicals, Inc.
Fuji Hunt do Brasil Ltda.
FUJIFILM Microdisks U.S.A., Inc.
FUJIFILM Electronic Materials U.S.A., Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Fuji Photo Film Hawaii, Inc.
Enovation Graphic Systems, Inc.
FUJIFILM IMAGING COLORANTS INC.
FX Global, Inc.
FX Global Supply Solutions, Inc.
FX Palo Alto Laboratory, Inc.
Fujinon Inc.
Fuji Photo Film Canada Inc.
Black Photo Corporation
Fuji Photo Film do Brasil Ltda.
Fuji Photo Film da Amazonia Ltda

EUROPE

Fuji Photo Film (Europe) GmbH
Fuji Photo Film Holdings (France) S.A.S.
Fuji Graphic Systems France S.A.S.
FUJIFILM France S.A.S.
Laboratories FUJIFILM S.A.
FUJIFILM España, S.A.
FUJIFILM Italia S.p.A.
FUJIFILM Medical Systems Benelux N.V.
Fujicolor Sverige AB
Photofinishing Holding International B.V.
Fujicolor Central Europe Photofinishing GmbH & Co. KG
Fuji Magnetics GmbH
Fuji Magnetics Germany GmbH.
Fujinon (Europe) GmbH
Fuji Photo Film Holdings (U.K.) Ltd.
Fuji Photo Film (U.K.) Ltd.
Fuji Photo Film B.V.
Fuji Photo Film Finance (Netherlands) B.V.
FUJIFILM Electronic Imaging Ltd.
FUJIFILM Sericol Overseas Holdings Limited
FUJIFILM Sericol UK Limited
Sericol Ink Limited
FUJIFILM IMAGING COLORANTS LIMITED
FUJIFILM IMAGING COLORANTS PENSION TRUSTEES LIMITED
Fuji Hunt Photographic Chemicals, N.V.
FUJIFILM Electronic Materials (Europe) N.V.

ASIA & OTHERS

Fuji Photo Film (China) Investment Co., Ltd.
FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
FUJIFILM Imaging Devices (SUZHOU) Co., Ltd.
FUJI PHOTO FILM PRINTING PLATE (SUZHOU) CO., LTD.
FUJIFILM STARLIGHT Co., Ltd.
FUJIFILM Starlight GRAPHIC SYSTEMS (SHANGHAI) CO., LTD.
FUJIFILM Medical Systems (Shanghai) Co., Ltd.
Fuji Photo Film (Shanghai) Trading Co., Ltd.
Hong Kong Fuji Photo Logistics Ltd.
Fuji Xerox China Investments (Bermuda) Limited
Fuji Xerox (China) Limited
Fuji Xerox of Shanghai Limited
Fuji Xerox Industry Development (Shanghai) Co., Ltd.
Fuji Xerox of Shenzhen Ltd.
Fuji Xerox (Hong Kong) Limited
Fuji Xerox Far East Limited
Fuji Xerox Korea Company Limited
Fuji Xerox Chung Cheong Company Limited
Fuji Xerox Korea Information System Co., Ltd.
Seoul Fuji Xerox Service Co., Ltd.
Fuji Xerox Honam Co., Ltd.
FUJIFILM Regional Services (Singapore) Pte Ltd
Fuji Photo Film (Singapore) Pte Ltd
Fuji Hunt Photographic Chemicals, Pte. Ltd.
Fuji Hunt Photographic Chemicals (Suzhou) Co., Ltd.
Fuji Photo Film (Malaysia) Sdn. Bhd.
Fuji Photo Film (Thailand) Ltd.
FUJIFILM Holdings Australasia Pty Ltd.
FUJIFILM Australia Pty Ltd
Rabbit Photo Pty Ltd.
FUJIFILM Holdings NZ Ltd.
Camera House Ltd.
FUJIFILM NZ Ltd.
Viko New Zealand Ltd.
Fuji Xerox Asia Pacific Pte Ltd
Fuji Xerox Leasing (China) Limited
Fuji Xerox (Singapore) Pte Ltd
Fuji Xerox Australia Pty Limited
Fuji Xerox Finance Limited (Australia)
Fuji Xerox (Sales) Pty Limited
Fuji Xerox New Zealand Limited
Fuji Xerox Finance Limited (New Zealand)
Thai Fuji Xerox Co., Ltd.
Fuji Xerox Leasing (Thailand) Limited
Fuji Xerox Philippines, Incorporated
Fuji Xerox Myanmar Ltd.
Fuji Xerox Asia Malaysia Sdn Bhd
Fuji Xerox Eco-Manufacturing Co., Ltd.

Others: 82 companies
Total consolidated subsidiaries: 224 companies

The following are including under "Others":

Fuji Xerox Co., Ltd. Group sales companies
(http://www.fujixerox.co.jp/eng/company/locations/)

FUJIFILM Sericol Group companies
(http://www.fujifilmsericol.com/)

Fuji Hunt Photographic Chemicals, N.V. Group companies
(http://www.fujihunt.com/)

FUJIFILM Electronic Materials (Europe) N.V. Group companies
(http://www.fujifilm-ffem.com/)

For updated mailing addresses and contact information for major Group companies, visit the FUJIFILM website

http://www.fujifilm.com/gateway/

Fuji Photo Film Co., Ltd.
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo, 106-8620, Japan
Tel: 81-3-3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)*
http://www.fujifilm.com/ (English)

Date of Establishment: January 20, 1934
Capital: ¥40,363 million (as of March 31, 2006)
Fiscal Year-end: March 31

Domestic Factories:
Kanagawa, Fujinomiya, Yoshida-Minami

Overseas Branch/Offices:
Branch: India
Offices: Hong Kong, Taipei, Seoul, Manila, Dubai, Mexico, Johannesburg

*Public notices of the Company shall be made available electronically (in Japanese) via its corporate website (http://www.fujifilm.co.jp/). However, in the event that electronic public notices cannot be made due to accident or other unavoidable circumstances, public notices shall be made in the Nihon Keizai Shimbun.

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Share Registrar:
Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan

Accounting Auditor:
Ernst & Young ShinNihon

Shareholders and Issued Shares: (As of March 31, 2006)
Number of Shareholders: 31,455
Number of Shares Outstanding (In thousands): 514,626

Distribution of Shareholders and Shares (In thousands):


Treasury Stocks
4,360
0.8%
Financial Institutions
180,939
35.2%
Foreign Corporations
262,989
51.1%
Securities Companies
6,447
1.3%
Individuals and Others
40,613
7.9%
Other Corporations
19,278
3.7%

Major Shareholders: (As of March 31, 2006)

Name	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (trust account)	5.4
Depositary Nominees Inc.	4.8
The Master Trust Bank of Japan, Ltd. (trust account)	4.7
The Chase Manhattan Bank, NA London	3.9
Nippon Life Insurance Company	3.9
Deutsche Bank Trust Company Americas	2.7
State Street Bank & Trust Company 505103	2.5
The Chuo Mitsui Trust and Banking Company, Limited	2.1
Sumitomo Mitsui Banking Corporation	2.0
Mellon Bank, N.A. as Agent for Its Client Mellon Omnibus US Pension	1.7

Common Share Price: *(Tokyo Stock Exchange)*

Year ended March 31


(Yen)
6,000
4,800
3,600
2,400
1,200
0

	2002	2003	2004	2005	2006
High	5,500	4,400	3,850	3,990	4,110
Low	3,320	3,270	2,830	3,180	3,320



This report is printed on 100% recycled paper.


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Paper: 100% recycled paper is used.
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Binding: Notch binding using EVA hot-melt glue, the nonsegmenting ability of which has been improved.

 **FUJIFILM**

FUJI PHOTO FILM CO., LTD.
26-30, NISHIAZABU 2-CHOME, MINATO-KU, TOKYO 106-8620, JAPAN

This annual report is printed using Fujifilm graphic arts products.
July 2006 Printed in Japan